Exhibit 2.1

AGREEMENT AND PLAN OF MERGER,

dated as of May 23, 2017,

among

Scorpio Tankers Inc.,

STI Merger Subsidiary Company Limited,

and

Navig8 Product Tankers Inc.

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

-iii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of May 23, 2017 (this “Agreement”), among Scorpio Tankers Inc., a corporation organized under the laws of the Republic of the Marshall Islands (“Parent”), STI Merger Subsidiary Company Limited, a corporation organized under the laws of the Republic of the Marshall Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and Navig8 Product Tankers Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”).

RECITALS

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the parties wish to merge the Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent;

WHEREAS, a transaction committee (the “Transaction Committee”) established by the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company and its shareholders, (ii) declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) recommended to the Company Board that this Agreement and the transactions contemplated hereby and thereby be approved by the Company Board and submitted to the Company Stockholders Meeting for approval;

WHEREAS, the Company Board, upon the recommendation of the Transaction Committee, has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company and its shareholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, (iii) recommended that this Agreement and the transactions contemplated hereby be submitted to the Company Stockholders Meeting for approval;

WHEREAS, each of the board of directors of Parent (the “Parent Board”) (on its own behalf and as the sole stockholder of Merger Sub) and the board of directors of Merger Sub has approved the Merger;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions thereto;

NOW, THEREFORE, in consideration of the foregoing and the representations and warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

SECTION 1.1.    Certain Definitions.

(a)    When used in this Agreement, the following terms will have the meanings assigned to them in this Section 1.1(a):

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Acquisition Proposal” means any offer, proposal, inquiry or indication of interest or any public announcement of intention to enter into any agreement or of (or intention to make) any offer, proposal, inquiry or indication of interest by a Third Party relating to any transaction or series of related transactions involving (i) any direct or indirect acquisition, lease or other disposition of assets of the Company or its Subsidiaries (including any Company Vessels or voting securities of the Company’s Subsidiaries) equal to, individually or in the aggregate, 15% or more of the fair market value of the consolidated assets of the Company and its Subsidiaries or to which 15% or more of the consolidated net income or revenues of the Company and its Subsidiaries for the then most recently completed four quarter period are attributable, (ii) any direct or indirect acquisition of 15% or more of the total outstanding equity or voting securities of the Company, including by way of tender offer or exchange offer, (iii) a merger, consolidation, spin-off, share exchange (including a split-off), business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, extraordinary dividend, dissolution or other similar transaction involving the Company or any of its Subsidiaries involving (A) 15% or more of the consolidated assets of the Company and its Subsidiaries, or assets of the Company and/or any of its Subsidiaries that represented, individually or in the aggregate, 15% or more of the consolidated net income or revenues of the Company for the then most recently completed four quarter period or (B) 15% or more of the total outstanding equity or voting securities of the Company or (iv) a liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company.

“Action” means any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation (whether civil, criminal, administrative, labor or investigative) by or before a Governmental Authority or arbitrator(s).

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such Person. For purposes of this definition and as used otherwise in this Agreement, “Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, as trustee or executor, by Contract or otherwise; provided, that the portfolio companies of any Person shall not be deemed Affiliates of such Person. For the avoidance of doubt, the Company’s Subsidiaries are Affiliates of the Company.

“Aggregate Merger Consideration” means 55,000,000 shares of Parent Common Stock, as may be adjusted pursuant to Section 3.1(d).

“Benefit Plan” means, with respect to any Person, any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program, or (v) stock purchase, stock option, severance pay, employment, change-in-control, retention, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, employee loan or other employee benefit plan, practice, contract, program, policy or other arrangement, whether written or oral, formal or informal, whether or not subject to ERISA, under which any present or former employee, director, officer, consultant or independent contractor of the Person or any of its Subsidiaries has any present or future right to compensation, payments or benefits and that is sponsored or maintained or contributed to by the Person or any of its Subsidiaries.

“Book-Entry Share” means a share of Company Common Stock outstanding immediately prior to the Effective Time represented by book-entry.

“Business Day” means (except as otherwise expressly set forth herein) a day other than Saturday, Sunday or other day on which commercial banks located in New York, New York are authorized or required by applicable Law to close.

“Certificate” means each certificate which, immediately prior to the Effective Time, represented outstanding shares of Company Common Stock.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the audited consolidated balance sheet of the Company as of December 31, 2016, and the footnotes thereto, audited by the Company’s auditors Pricewaterhouse Coopers AS.

“Company Balance Sheet Date” means December 31, 2016.

“Company Common Shareholders” means those Persons holding outstanding shares of Company Common Stock immediately prior to the Effective Time.

“Company Common Stock” means common shares of the Company, $0.01 par value per share.

“Company Disclosure Letter” means the Disclosure Letter dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Sub.

“Company Material Adverse Effect” means any change, effect, event, occurrence, or development that, individually or in the aggregate with all such other changes, events, occurrences or developments, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets (including Company Vessels) and liabilities (taken as a whole) or results of operations of the Company and its Subsidiaries, taken as a whole;

provided, that none of the changes, effects, events, occurrences or developments to the extent attributable to the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: (A) changes or proposed changes in applicable Law, GAAP or IFRS or authoritative interpretations thereof, in each case, after the date hereof, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the Company and its Subsidiaries operate, (D) acts of war, sabotage or terrorism, or any escalation or worsening of the foregoing, or natural disasters, (E) the execution or performance of this Agreement or the announcement or consummation of the Transactions (provided, that the exception in this clause (E) shall not apply to any representation or warranty contained in Section 4.3 or Section 4.17(g), or to the determination of whether any inaccuracy in such representations or warranties constitutes, individually or in the aggregate, a Company Material Adverse Effect for purposes of Section 9.3(a)(iv)), (F) any failure by the Company and its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period (it being understood that this clause (F) shall not prevent a party from asserting that any effect, change, condition, fact, development, occurrence or event that may have contributed to such failure and that is not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect), (G) the taking of any action required or permitted by, or the failure to take any action prohibited by this Agreement (provided, that the exception in this clause (G) shall not apply to any representation or warranty contained in Section 4.3 or Section 4.17(g), or to the determination of whether any inaccuracy in such representations or warranties constitutes, individually or in the aggregate, a Company Material Adverse Effect for purposes of Section 9.3(a)(iv)), (H) any public disclosure by Parent regarding its plans with respect to the conduct of the Company’s business following Closing, or (I) the Specified Approvals having not been obtained at Closing; provided, that the effect of any matter referred to in clauses (A), (B), (C), or (D) shall only be excluded to the extent that such matter does not disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other entities operating in the industry in which the Company and its Subsidiaries operate, or (ii) has or would reasonably be expected to materially impair the ability of the Company to perform its obligations under this Agreement or materially delay the consummation of the Transactions.

“Company Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Company Balance Sheet), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) other Liens incidental to the conduct of the business of the Company and its Subsidiaries or the ownership of the Company’s or its Subsidiaries’ property and assets and arising by operation of law which secure obligations not yet due and payable or not more than thirty (30) days overdue, (v) restrictions on transfer of securities under applicable securities Laws, or (vi) Liens listed on Section 1.1(a) of the Company Disclosure Letter.

“Company Preferred Shareholders” means those Persons holding outstanding shares of Company Series A Preferred Stock immediately prior to the Effective Time.

“Company Preferred Stock” means preferred stock of the Company, $0.01 par value per share.

“Company RSU” means a restricted stock unit representing the right to earn one (1) share of Company Common Stock.

“Company Series A Preferred Stock” means a series of Company Preferred Stock designated by the Company Board as Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share.

“Company Shareholders Agreement” means the shareholders agreement dated as of July 11, 2014 by and among the Company and certain Shareholders of the Company.

“Company Stock Option” means an option to purchase shares of Company Common Stock.

“Company Vessels” means Company Owned Vessels and Company Leased Vessels.

“Contract” means any contract, agreement, note, bond, indenture, mortgage, guarantee, option, derivative, lease, license, sales or purchase order, warranty, commitment or other instrument, obligation or binding arrangement or understanding of any kind, whether written or oral.

“Control” has the meaning specified in the definition of Affiliate.

“Environmental Laws” means applicable Laws, any agreement with any Governmental Authority and Maritime Guidelines, in each case, relating to human health and safety, the environment or to pollutants, natural resources, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials (including the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, 42 U.S.C. §9601 et seq., the Oil Pollution Act of 1990, the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Hazardous Material Transportation Act, 49 U.S.C. § 1801 et seq., the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., and any state and local or foreign counterparts or equivalents).

“Exchange Agent” means Computershare Shareowner Services LLC or such other exchange and paying agent as shall be reasonably acceptable to Parent and the Company.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States (including the Republic of the Marshall Islands), international, multinational, supranational (including the European Union or the European Central Bank) or other government or body, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self-regulatory organization, including the NYSE and NOTC.

“Governmental Authorizations” means, with respect to any Person, all licenses, permits (including construction permits), certificates, waivers, consents, franchises, accreditations, exemptions, variances, easements, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority.

“IFRS” means the international financial reporting standards adopted by the International Accounting Standards Board from time to time, consistently applied.

“Indebtedness” means, with respect to any Person as of any date of determination, without duplication, any (i) obligation of such Person with respect to any indebtedness for borrowed money as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (ii) obligation of such Person with respect to any indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (iii) obligation of such Person with respect to any sale/leaseback or similar arrangement in respect of a vessel (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (iv) commitments of such Person as of such date for which it assures a financial institution against loss (including all reimbursement obligations and contingent reimbursement obligations with respect to banker’s acceptances or letters of credit), (v) liability of such Person as of such date with respect to any hedging obligations, including interest rate or currency exchange swaps, collars, caps or similar hedging obligations, (vi) responsibility or liability of such Person as of such date directly or indirectly as obligor, guarantor, surety or otherwise of any of the foregoing, and (vii) obligations of the type referred to in clauses (i) through (vi) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Intervening Event” means a material fact, event, change, development, or set of circumstances (other than an Acquisition Proposal) affecting the business, assets or operations of the Company and occurring or arising after the date of this Agreement that was not known or reasonably foreseeable by the Transaction Committee or the Company Board as of or prior to the date of this Agreement; provided that no fact, event, change, development or set of circumstances shall constitute an Intervening Event if such fact, event, change, development or set of circumstances (a) affects the product tanker shipping industry generally, or (b) resulted from or arose out of the announcement or consummation of the Transactions or the compliance by the Company with its covenants and agreements hereunder.

“Knowledge of Parent” or any similar phrase means the actual knowledge of the following persons: Emanuele Lauro, Robert Bugbee, Cameron Mackey, Brian Lee and Luca Forgione.

“Knowledge of the Company” or any similar phrase means the actual knowledge of the following persons: Gary Brocklesby, Nicolas Busch, Paul Stevens, Jason Klopfer, Geir Frode Abelsen and Daniel Chu.

“Law” means any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, hypothecation, charge, security interest, infringement, interference, right of first refusal, right of first offer, preemptive right, option or other adverse claim or encumbrance of any kind in respect of such property or asset.

“Maritime Guidelines” means any United States, international or non-United States (including the Marshall Islands) rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Company Vessel or Parent Vessel, as applicable, and to which a Company Vessel or Parent Vessel, as applicable, is subject and required to comply with, imposed, published or promulgated by any relevant Governmental Authority, the International Maritime Organization, such Company Vessel’s or Parent Vessel’s, as applicable, classification society or the insurer(s) of such Company Vessel or Parent Vessel, as applicable.

“material” means, (a) solely with respect to determining whether the second, third and fourth sentences of Section 4.4(c), Section 4.4(d), Section 4.4(e), Section 4.5(a), Section 4.5(c) (excluding the last sentence thereof), Section 4.5(d), Section 4.6, Section 4.14, Section 4.19 and Section 4.25 of this Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) are true and correct in all material respects for purposes of Section 9.3(a)(iii), material to the Company and its Subsidiaries, taken as a whole, and (b) solely with respect to determining whether the second and third sentences of Section 5.4(b), Section 5.4(c), Section 5.4(d), Section 5.5(a), Section 5.5(c) (excluding the last sentence thereof), Section 5.5(d), Section 5.12, Section 5.13 and Section 5.18 of this Agreement (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) are true and correct in all material respects for purposes of Section 9.2(a)(iii), material to Parent and Merger Sub, taken as a whole.

“Material Contracts” means each Contract set forth on, or required to be set forth on, Section 4.15(a) of the Company Disclosure Letter.

“Newbuildings” means vessels contracted to be constructed, under construction or newly constructed for, but not yet delivered to, (i) the Company or any of its Subsidiaries or (ii) Parent or any of its Subsidiaries, as applicable.

“NOTC” means the Norwegian Over the Counter Market.

“NYSE” means the New York Stock Exchange.

“Option Merger Consideration” means, with respect to each Company Stock Option issued and outstanding immediately prior to the Effective Time, an amount of shares of Parent Common Stock equal to (i) the product of (A) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, and (B) the excess, if any, of the Transaction Value per Share over the exercise price applicable to such shares of Company Common Stock subject to such Company Stock Option, divided by (ii) the Parent VWAP. If the exercise price applicable to shares of Company Common Stock subject to a Company Stock Option is equal to or greater than the Transaction Value per Share, no Option Merger Consideration shall be payable hereunder.

“Order” means any injunction, judgment, decree, order, ruling, writ, assessment, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.

“Parent Balance Sheet” means the audited consolidated balance sheet of Parent as of December 31, 2016, and the footnotes thereto, set forth in Parent’s annual report filed on Form 20-F for the fiscal year ended December 31, 2016.

“Parent Balance Sheet Date” means December 31, 2016.

“Parent Common Stock” means the common stock of Parent, $0.01 par value per share.

“Parent Disclosure Documents” means any form, report, schedule, statement or other document required to be filed or provided with or to the SEC, NYSE, NOTC or other Governmental Authority by Parent or distributed or otherwise disseminated by Parent to the Parent’s stockholders, the Company’s stockholders or the holders of any outstanding Company Stock Options or Company RSUs in connection with the Transactions (including with respect to a Public Offering), including the Registration Statement and Proxy Statement.

“Parent Disclosure Letter” means the Disclosure Letter dated the date hereof regarding this Agreement that has been provided by Parent and Merger Sub to the Company.

“Parent Equity Incentive Plan” means Parent’s 2010 Equity Incentive Plan, 2013 Equity Incentive Plan and any other outstanding equity incentive plan maintained by Parent or any of its Subsidiaries.

“Parent Material Adverse Effect” means any change, effect, event, occurrence, or development that, individually or in the aggregate with all such other changes, events, occurrences or developments, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business assets (including Parent Vessels) and liabilities (taken as a whole) or results of operations of Parent and Parent’s Subsidiaries, taken as a whole; provided, that none of the changes, effects, events, occurrences or developments to the extent attributable to the following shall be taken into account in determining whether there has been a Parent Material Adverse Effect: (A) changes or proposed changes in applicable Law, GAAP or IFRS or authoritative interpretation thereof, in each case, after the date hereof, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which Parent and its Subsidiaries operate, (D) acts of war, sabotage, terrorism, or any escalation or worsening of the foregoing, or natural disasters, (E) the execution or performance of this Agreement or the announcement or consummation of the Transactions (provided, that the exception in this clause (E) shall not apply to any representation or warranty contained in Section 5.3, or to the determination of whether any inaccuracy in such representations or warranties constitutes, individually or in the aggregate, a Parent Material Adverse Effect for purposes of Section 9.2(a)(iii)), (F) any failure by Parent and its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period (it being understood that this clause (F) shall not prevent a party from asserting that any effect, change, condition, fact, development, occurrence or event that may have contributed to such failure and that is not otherwise excluded from the definition of Parent Material Adverse Effect may be taken into account in determining whether there has been a Parent Material Adverse Effect), (G) the Specified Approvals having not been obtained at Closing, or (H) the taking of any action required or permitted by, or the failure to take any specific action prohibited by this Agreement (provided, that the exception in this clause (G) shall not apply to any representation or warranty contained in Section 5.3, or to the determination of whether any inaccuracy in such representations or warranties constitutes, individually or in the aggregate, a Parent Material Adverse Effect for purposes of Section 9.2(a)(iii)); provided, that the effect of any matter referred to in clauses (A), (B), (C) or (D) shall only be excluded to the extent that such matter does not disproportionately affect Parent and its Subsidiaries, taken as a whole, relative to other entities operating in the industry in which Parent and its Subsidiaries operate, or (ii) has or would reasonably be expected to materially impair the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

“Parent Permitted Liens” means (i) Liens disclosed on the Parent Balance Sheet, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Parent Balance Sheet), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) other Liens incidental to the conduct of the business of Parent and its Subsidiaries or the ownership of Parent’s or its Subsidiaries’ property and assets and arising by operation of law which secure obligations not yet due and payable or not more than thirty (30) days overdue, (v) restrictions on transfer of securities under applicable securities Laws, or (vi) Liens listed on Section 1.1(b) of the Parent Disclosure Letter.

“Parent Preferred Stock” means the preferred stock of Parent, $0.01 par value per share.

“Parent Restricted Stock” means restricted stock granted under the Parent Equity Incentive Plan.

“Parent Stock Option” means an option to purchase shares of Parent Common Stock granted under the Parent Equity Incentive Plan.

“Parent Vessels” the Parent Owned Vessels and the Parent Leased Vessels.

“Parent VWAP” means the average of the volume weighted average price per share of Parent Common Stock on the NYSE (as reported on Bloomberg or, if not reported thereby, another alternative source as reasonably agreed by Parent and the Company) for the five (5) consecutive trading days ending on and including the trading day prior to the Closing Date.

“Per Share Merger Consideration” means a number of shares of Parent Common Stock equal to (i) the Aggregate Merger Consideration minus the aggregate Option Merger Consideration (if any), divided by (ii) the aggregate number of shares of Company Common Stock, without duplication, issued and outstanding immediately prior to the Effective Time or subject to Company RSUs issued and outstanding immediately prior to the Effective Time (excluding the Specified Company Shares).

“Per Share Redemption Consideration” means an amount of cash equal to the price per share payable in order to redeem an issued and outstanding share of Company Series A Preferred Stock on the Closing Date in accordance with the terms set forth in the Statement of Designation of the Company filed with the Registrar of Corporations of the Republic of the Marshall Islands on November 23, 2016.

“Person” means an individual, corporation, partnership, limited liability company, a trust, an unincorporated association, or other entity or organization, including a Governmental Authority.

“Representatives” means, with respect to any Person, the respective directors, officers, employees, counsel, accountants, agents, advisors, investment bankers and other representatives of, or Persons retained by, such Person.

“SEC” means the United States Securities and Exchange Commission.

“Specified Approvals” means the consents and waivers set forth on Section 1.1(c) of the Company Disclosure Letter.

“Specified Company Shares” means any shares of Company Common Stock to be cancelled in accordance with Section 3.1(b).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.

“Tax Returns” means any return, declaration, report, claim for refund, election, disclosure, estimate or information return or statement required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all federal, state, local and foreign income, profits, tonnage, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Transactions” means the transactions contemplated hereby, including the Merger.

“Transaction Value per Share” means the product of (i) the Parent VWAP, and (ii) an amount equal to (A) the Aggregate Merger Consideration divided by (B) the aggregate number of shares of Company Common Stock, without duplication, issued and outstanding immediately prior to the Effective Time or subject to Company RSUs issued and outstanding immediately prior to the Effective Time (excluding the Specified Company Shares).

“Vessel Purchase and Sale” means the sale by Navig8 Product Tankers (E-Ships) Inc. of four (4) Company Subsidiaries that own the Company Vessels named Navig8 Excel, Navig8 Excelsior, Navig8 Expedite and Navig8 Exceed to Parent in cash, in each case pursuant to a stock purchase and sale agreement entered into as of the date hereof between Parent and Navig8 Product Tankers (E-Ships) Inc.

(b)    For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule without reference to a document, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (ix) a reference to any Contract will include such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof, except that with respect to any Contract listed in the Company Disclosure Letter or the Parent Disclosure Letter, all such amendments, supplements or modifications must also be listed in the applicable Disclosure Letter; (x) all accounting terms used and not defined herein have the respective meanings given to them under IFRS, with respect to Parent, and GAAP, with respect to the Company; and (xi) any references in this Agreement to “dollars” or “$” shall be to U.S. dollars.

(c)    Additional Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional Director	Section 2.1(g)
Adjournment Period	Section 8.1(e)
Adverse Recommendation Change	Section 6.4(a)
Agreement	Preamble
Articles of Merger	Section 2.1(c)
Closing	Section 2.1(b)
Closing Date	Section 2.1(b)
Company	Preamble
Company Acquisition Agreement	Section 6.4(a)
Company Board	Recitals
Company Board Recommendation	Section 4.2(b)
Company Charter Documents	Section 4.1
Company Disclosure Information	Section 4.8
Company Group Charter Documents	Section 4.5(b)
Company Interested Party Transaction	Section 4.24
Company Leased Vessels	Section 4.14(a)
Company Owned Vessels	Section 4.14(a)
Company Securities	Section 4.4(c)
Company Stockholders Approval	Section 4.2(a)
Company Stockholders Meeting	Section 8.1(e)
Company Subsidiary Securities	Section 4.5(c)
Confidentiality Agreement	Section 6.3
D&O Insurance	Section 7.2(c)
Dissenting Shares	Section 3.6
Effective Time	Section 2.1(c)
End Date	Section 10.1(b)(i)
Equitable Exceptions	Section 4.2(a)
ERISA	Section 4.17(e)
Exchange Fund	Section 3.3(a)
Indemnified Person	Section 7.2(a)
Letter of Transmittal	Section 3.3(b)(i)
Material Company Breach	Section 10.1(f)
Material Parent Breach	Section 10.1(e)
Merger	Recitals
Merger Sub	Preamble
MIBCA	Section 2.1(a)
Notice Period	Section 6.4(b)(ii)
OFAC	Section 4.25
Parent	Preamble

Parent Board	Recitals
Parent Charter Documents	Section 5.1
Parent Disclosure Information	Section 5.8
Parent Interested Party Transaction	Section 5.17
Parent Leased Vessels	Section 5.12(a)
Parent Owned Vessels	Section 5.12(a)
Parent SEC Documents	Section 5.6(a)
Parent Securities	Section 5.4(b)
Parent Subsidiary Securities	Section 5.5(c)
Policies	Section 4.20
Premium Cap	Section 7.2(c)
Pricing Period	Section 10.1(d)
Proxy Statement	Section 8.1(a)
Public Offering	Section 7.4
Registration Statement	Section 8.1(a)
Subsidiary Charter Documents	Section 4.5(b)
Superior Proposal	Section 6.4(d)
Surviving Corporation	Section 2.1(a)
Tail Fee	Section 11.4(b)(ii)
Takeover Statute	Section 4.23
Terminated Contracts	Section 6.10
Termination Fee	Section 11.4(b)(i)
Transaction Committee	Recitals
Transaction Committee Recommendation	Section 4.2(b)
Transfer Taxes	Section 8.8

ARTICLE II

THE MERGER

SECTION 2.1.    The Merger.

(a)    The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the Marshall Islands Business Corporations Act (the “MIBCA”), Merger Sub shall be merged with and into the Company. Following the Merger, the separate existence of Merger Sub will cease and the Company will continue its corporate existence under the MIBCA as the surviving corporation in the Merger (the “Surviving Corporation”).

(b)    Closing. Subject to the provisions of Article IX, the closing of the Merger (the “Closing”) shall take place: (i) in New York City at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 as soon as possible, but in any event no later than the date that is five (5) Business Days after the date the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions; or (ii) at such other place, at such other time or on such other date as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”.

(c)    Effective Time. At the Closing, the Company and Merger Sub shall cause to be filed articles of merger (the “Articles of Merger”) with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and make all other filings or recordings required by the MIBCA in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands (or at such later time as may be mutually agreed upon by Parent, Merger Sub and the Company and specified in the Articles of Merger in accordance with the MIBCA) (the time the Merger becomes effective, the “Effective Time”).

(d)    Effects of the Merger. The Merger will have the effects set forth in this Agreement and in the MIBCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers and purposes of the Company and Merger Sub shall vest in the Surviving Corporation and all liabilities, obligations and penalties of the Company and Merger Sub shall become the debts, obligations, liabilities, restrictions and duties of the Surviving Corporation.

(e)    Articles of Incorporation and Bylaws. At the Effective Time, by virtue of the Merger, (i) the articles of incorporation of the Company, as in effect immediately prior to the Effective Time, but as amended as set forth on Exhibit A hereto, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with such articles of incorporation and applicable Law, and (ii) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, except the references to Merger Sub’s name shall be replaced by references to “Scorpio,” until thereafter amended in accordance with the articles of incorporation and applicable Law.

(f)    Directors and Officers of Surviving Corporation. The directors and officers of Merger Sub at the Effective Time shall be the initial directors and officers, respectively, of the Surviving Corporation and shall hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

(g)    Parent Board. Prior to the Closing, Parent shall take such actions as are necessary to appoint an additional independent director to the Parent Board reasonably acceptable to the Company Board (such acceptance not to be unreasonably withheld, conditioned or delayed, and such additional director, the “Additional Director”), which appointment shall be effective at the Closing.

ARTICLE III

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT ENTITIES

SECTION 3.1.    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub, any Company Common Shareholder, Company Preferred Shareholder or the holder of any shares of common stock of Merger Sub:

(a)    Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares cancelled pursuant to Section 3.1(b) and any Dissenting Shares) shall, by virtue of the Merger and without any action on the part of Merger Sub, Parent, the Company or any Company Common Shareholder, be converted into the right to receive the Per Share Merger Consideration, less any applicable withholding Taxes. Each share of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Merger Sub, Parent, the Company or any Company Preferred Shareholder, be converted into the right to receive the Per Share Redemption Consideration, less any applicable withholding Taxes. As of the Effective Time, all such shares of Company Common Stock and Company Series A Preferred Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Merger Consideration or the Per Share Redemption Consideration, as the case may be.

(b)    Each share of Company Common Stock that is owned by (i) the Company or its Subsidiaries, or (ii) Parent, Merger Sub or their respective Subsidiaries, shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)    Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d)    Notwithstanding the foregoing, if, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split or stock combination then, the Per Share Merger Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split or stock combination. The foregoing shall not apply to the issuance of new shares of Parent Common Stock in the Public Offering contemplated by this Agreement.

SECTION 3.2.    Effect on Company Stock Options and Company RSUs.

(a)    At the Effective Time, by virtue of the Merger and without any action on the part of any holder of a Company Stock Option, each then outstanding Company Stock Option (whether or not then vested and exercisable) shall terminate and be cancelled in exchange for the right to receive the Option Merger Consideration, less any applicable withholding Taxes. If the exercise price applicable to shares of Company Common Stock subject to such Company Stock Option is equal to or greater than the Transaction Value per Share, such Company Stock Option shall terminate and be canceled in exchange for no consideration. As of the Effective Time, each holder of a Company Stock Option shall cease to have any rights with respect thereto, except the right to receive the Option Merger Consideration related to such Company Stock Option pursuant to Section 3.3.

(b)    At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company RSUs, each then outstanding Company RSU shall become fully vested and shall terminate and be canceled in exchange for the right to receive the Per Share Merger Consideration, less any applicable withholding Taxes. As of the Effective Time, each holder of a Company RSU shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration related to such Company RSU pursuant to Section 3.3.

SECTION 3.3.    Exchange and Payment.

(a)    At the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of the Company Common Shareholders, the Company Preferred Shareholders and the holders of any outstanding Company Stock Options or Company RSUs, (i) the Aggregate Merger Consideration, (ii) the Per Share Redemption Consideration payable pursuant to Section 3.1 in exchange for the outstanding shares of Company Series A Preferred Stock, and (iii) cash to be paid in lieu of fractional shares of Parent Common Stock. Any Parent Common Stock and cash deposited with the Exchange Agent shall be referred to as the “Exchange Fund”.

(b)    Company Common Stock.

(i)    Prior to the Effective Time, the Exchange Agent shall mail or otherwise deliver to each Company Common Shareholder: (A) a letter of transmittal (the “Letter of Transmittal”), which shall specify that in respect of any Certificate, risk of loss and title shall pass only upon receipt thereof by the Exchange Agent and shall be in such form and have such other customary provisions as Parent and the Company may reasonably specify, (B) any notice required pursuant to the MIBCA, and (C) instructions for use in effecting the surrender of the Certificates or transfer of the Book-Entry Shares, as applicable, held by such Company Common Shareholder. In the event a Company Common Shareholder does not deliver to the Exchange Agent a duly executed and completed Letter of Transmittal and does not deliver the Certificate(s) or surrender the Book-Entry Shares, held by such Company Common Shareholder, such Person shall not be entitled to receive the Per Share Merger Consideration relating to such Certificate or Book-Entry Share unless and until such Person delivers a duly executed and completed Letter of Transmittal and Certificate(s) or Book-Entry Shares (or an affidavit in accordance with Section 3.5), as applicable, to the Exchange Agent. Until surrendered as contemplated by this Section 3.3(b), each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration pursuant to Section 3.1(a).

(ii)    Upon the later of the Closing and the Exchange Agent’s receipt of a duly executed and completed Letter of Transmittal and the surrender of the Certificates or transfer of the Book-Entry Shares held by any Company Common Shareholder, the Exchange Agent shall issue, in accordance with Section 3.1(a), to such Company Common Shareholder an aggregate number of such shares of Parent Common Stock equal to the sum of such Company Common Shareholder’s Per Share Merger Consideration for each share of Company Common Stock held by such Company Common Shareholder.

(iii)    The Per Share Merger Consideration paid or payable and issued or issuable upon the surrender of Company Common Stock in accordance with the terms of this Article III shall be paid or payable and issued or issuable in full satisfaction of all rights pertaining to the shares of Company Common Stock.

(c)    Company Series A Preferred Stock. At the Closing, the Exchange Agent shall issue, in accordance with Section 3.1(a), to each Company Preferred Shareholder an aggregate amount of cash equal to the sum of such Company Preferred Shareholder’s Per Share Redemption Consideration for each share of Company Series A Preferred Stock held by such Company Preferred Shareholder. The Per Share Redemption Consideration paid or payable and issued or issuable at the Closing in accordance with the terms of this Article III shall be paid or payable and issued or issuable in full satisfaction of all rights pertaining to the shares of Company Series A Preferred Stock.

(d)    From and after the Effective Time, the transfer books of the Company shall be closed and there shall be no further registration of transfers on the transfer books of the Surviving Corporation of the Company Common Stock or Company Series A Preferred Stock that was outstanding immediately prior to the Effective Time.

(e)    In the case of Company Stock Options, the holder of any such Company Stock Options shall receive in exchange therefor the applicable Option Merger Consideration (if any) into which such Company Stock Options have been converted pursuant to Section 3.2(a), to be paid through the payroll of the Company or its Affiliates on or as soon as practicable after the Effective Time. The Option Merger Consideration paid or payable in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Stock Options. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Company Stock Options that were outstanding immediately prior to the Effective Time.

(f)    In the case of Company RSUs, the holder of any such Company RSUs shall receive in exchange therefor the applicable Per Share Merger Consideration into which such Company RSUs have been converted pursuant to Section 3.2(b), to be paid on or as soon as practicable after the Effective Time. The Per Share Merger Consideration paid or payable in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company RSUs. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Company RSUs that were outstanding immediately prior to the Effective Time.

(g)    No fractional shares of Parent Common Stock will be issued in connection with the Merger, but in lieu thereof, any Person who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating for each particular Certificate or Book-Entry Share all fractional shares of Parent Common Stock to be received by such Person) shall receive from Parent an amount in cash (without interest) equal to the product of (i) such fraction and (ii) the Parent VWAP. The parties acknowledge that payment of the cash consideration in lieu of delivering fractional shares was not separately bargained for consideration, but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities that would otherwise be caused by the delivery of fractional shares of Parent Common Stock.

(h)    Any portion of the Exchange Fund made available to the Exchange Agent in respect of any Dissenting Shares will be returned to Parent, upon demand. Any other portion of the Exchange Fund which remains undistributed to the Company Common Shareholders, the Company Preferred Shareholders or the holders of any outstanding Company Stock Options or Company RSUs, for six (6) months after the Effective Time shall be delivered to Parent, and any such Person, to the extent such Person has not theretofore complied with this Section 3.3 shall thereafter look only to Parent for, and Parent shall remain liable for, the Per Share Merger Consideration, the Per Share Redemption Consideration or the Option Merger Consideration, as the case may be, to which such Person is entitled pursuant to this Agreement. Any such portion of the Exchange Fund remaining unclaimed by the Company Common Shareholders, the Company Preferred Shareholders or the holders of any outstanding Company Stock Options or Company RSUs for five (5) years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(i)    None of Parent, Merger Sub, the Company, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(j)    The Exchange Agent shall invest any cash in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent.

(k)    Prior to the Closing Date, any disputes regarding this Section 3.3 shall be addressed and resolved jointly by the Company and Parent, and any amendments to or waivers of any provision of this Section 3.3 shall be made jointly by the Company and Parent. After the Closing, any such disputes shall be addressed and resolved by the Parent Board, and any amendments to or waivers of this Section 3.3 shall be made in the sole discretion of the Parent Board.

SECTION 3.4.    Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable state, local or foreign Tax Law and shall timely pay such withholding amount to the appropriate Governmental Authority. If the Exchange Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts, to the extent timely remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which the Exchange Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

SECTION 3.5.    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Company Common Shareholder claiming such Certificate to be lost, stolen or destroyed (in form and substance reasonably satisfactory to Parent) and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it or the Exchange Agent, as the case may be, with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration to be paid in respect of the shares of Company Common Stock, as the case may be, represented by such Certificate, as contemplated by this Article III.

SECTION 3.6.    Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, shares (the “Dissenting Shares”) of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is (a) entitled to object to the Merger pursuant to Section 100 of the MIBCA and (b) properly objects to the proposed corporate action and makes a proper demand for payment of such shares in accordance with Sections 100 and 101 of the MIBCA shall not be converted into the right to receive the Per Share Merger Consideration provided in Section 3.1(a), but instead such holder shall be entitled to such rights as are granted by the MIBCA to a holder of Dissenting Shares. At the Effective Time, all Dissenting Shares, if any, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except such rights as are granted by the MIBCA to a holder of Dissenting Shares. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall effectively waive, withdraw or lose the right to payment as a holder of Dissenting Shares under the MIBCA with respect to such shares or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the MIBCA, then the right of such holder to be paid under the MIBCA shall cease and each such Dissenting Share shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Per Share Merger Consideration provided in Section 3.1(a). The Company shall deliver prompt notice to Parent of any demands for payment or appraisal of any shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the MIBCA that relate to such demand and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Sub that (in each case with all representations and warranties stated in this Article IV, to the extent the context permits, being given as if the Vessel Purchase and Sale did not occur prior to the making thereof):

SECTION 4.1.    Organization, Qualification and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands, and has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status would not have a Company Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the articles of incorporation and bylaws of the Company (the “Company Charter Documents”) as currently in effect as of the date hereof.

SECTION 4.2.    Authorization.

(a)    The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions are within the Company’s corporate powers and, except for the Company Stockholders Approval, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any of the Company’s capital stock required to complete the Transactions (the “Company Stockholders Approval”). This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (ii) general principles of equity (clauses (i) and (ii), collectively, the “Equitable Exceptions”).

(b)    At a meeting duly called and held, the Transaction Committee has unanimously (i) determined that this Agreement and the Transactions are fair to and in the best interests of the Company and the Company’s stockholders, (ii) declared advisable this Agreement and the Transactions, (iii) recommended to the Company Board that this Agreement and the Transactions be approved by the Company Board and submitted to the Company Stockholders Meeting for approval by the stockholders of the Company (such recommendation, the “Transaction Committee Recommendation”). At a meeting duly called and held, the Company Board has, upon the recommendation of the Transaction Committee, unanimously (A) determined that this Agreement and the Transactions are fair to and in the best interests of the Company and the Company’s stockholders, (B) approved, adopted and declared advisable this Agreement and the Transactions, (C) recommended that this Agreement and the Transactions be submitted to the Company Stockholders Meeting for approval by the stockholders of the Company (such recommendation, the “Company Board Recommendation”).

(c)    Assuming the accuracy of the representations and warranties set forth in Section 5.2(b), the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of appropriate merger or other documents as required by the MIBCA and by relevant authorities of other jurisdictions in which the Company is qualified to do business (including the Articles of Merger), and (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable U.S. state or federal securities laws and the rules and requirements of the NYSE or the NOTC, including the filing of the Registration Statement, the Proxy Statement or any other Parent Disclosure Documents with the SEC.

SECTION 4.3.    Noncontravention. Except as set forth in Section 4.3 of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions do not and will not (i) violate any provision of the articles of incorporation or bylaws (or comparable organization documents, as applicable) of the Company or any of its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 4.2(c), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 4.2(c), require any consent or other action by any Person under, result in a violation or breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit of the Company or any of its Subsidiaries under any provision of any Material Contract or any Governmental Authorization of the Company or any of its Subsidiaries, or (iv) result in the loss of, or creation or imposition of any Lien (other than Company Permitted Liens) on, any asset of the Company or any of its Subsidiaries, except, in each case of clauses (ii), (iii) and (iv) which would not have a Company Material Adverse Effect.

SECTION 4.4.    Capitalization.

(a)    The authorized capital stock of the Company consists of (i) 500,000,000 shares of Company Common Stock, and (ii) 100,000,000 shares of Company Preferred Stock, of which 3,000,000 have been designated as Company Series A Preferred Stock. As of the date of this Agreement and (except as set forth in Section 4.4(a) of the Company Disclosure Letter) as of the Closing, (i) 46,972,843 shares of Company Common Stock are issued and outstanding, (ii) 3,000,000 shares of Company Series A Preferred Stock are issued and outstanding, (iii) 779,795 shares of Company Common Stock are issuable upon exercise of vested and unvested outstanding Company Stock Options, (iv) 129,737 shares of Company Common Stock are issuable upon the vesting or settlement of outstanding Company RSUs, and (v) no shares of Company Common Stock or Company Preferred Stock are held in the treasury of the Company. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and fully paid and nonassessable, and are free of preemptive or similar rights under any provision of the MIBCA and the Company Charter Documents or any agreement to which the Company is a party or otherwise bound.

(b)    Section 4.4(b) of the Company Disclosure Letter sets forth a list of all outstanding Company Stock Options and Company RSUs, indicating with respect to each such Company Stock Option or Company RSU, the name of the holder thereof, the number of shares of Company Common Stock subject to such Company Stock Option or Company RSU that are vested and unvested, the exercise price, the date of grant, and the expiration date thereof.

(c)    Except as set forth in Section 4.4(a) and (b) above, Section 4.4(b) of the Company Disclosure Letter, or Section 4.4(c) of the Company Disclosure Letter, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligation of the

Company or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in the Company, or (iv) restricted shares, stock appreciation rights, restricted stock units, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). Except as set forth in Section 4.4(c) of the Company Disclosure Letter, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Except for the Company Shareholders Agreement, the Company and its Subsidiaries are not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares of Company Common Stock, Company Preferred Stock or other Company Securities. Except as may be required by applicable securities Laws and regulations, the Company and its Subsidiaries are not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of Company Common Stock, Company Preferred Stock or other Company Securities.

(d)    There is no outstanding Indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote.

(e)    Except as set forth in this Section 4.4, none of (i) the shares of Company Common Stock or Company Preferred Stock, or (ii) any other Company Securities is owned by any Subsidiary of the Company.

SECTION 4.5.    Subsidiaries.

(a)    Section 4.5(a) of the Company Disclosure Letter sets forth a complete and correct list of each Subsidiary of the Company, together with the jurisdiction of incorporation or formation of each such Subsidiary, the form of organization of each such Subsidiary, the authorized and issued capital stock, voting securities or other ownership interests of each such Subsidiary and the name of each holder thereof. All outstanding ownership interests of such Subsidiaries are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of applicable Law, the Subsidiary Charter Documents (as defined below), or any agreement to which the Subsidiaries are a party or otherwise bound.

(b)    Each Subsidiary of the Company has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not have a Company Material Adverse Effect. Each such Subsidiary of the Company is duly qualified or licensed as a foreign corporation, limited liability company or other applicable entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Company Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the articles of incorporation or bylaws (or comparable organizational documents, as applicable) of each of the Subsidiaries of the Company (the “Subsidiary Charter Documents,” and, together with the Company Charter Documents, the “Company Group Charter Documents”) as currently in effect.

(c)    All of the outstanding shares of capital stock of, or voting securities of, or other ownership interests in, each Subsidiary of the Company, are owned by the Company directly or indirectly, free and clear of any Liens (other than Company Permitted Liens). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, or (iii) restricted shares, stock appreciation rights, restricted stock units, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii), together with all of the outstanding capital stock of, or other voting securities of, or ownership interests in, each Subsidiary of the Company, being referred to collectively as the “Company Subsidiary Securities”). Neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity or other ownership interests in any Person, except for the Subsidiaries of the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. The Company is not subject to any obligation or requirement to provide funds to or make any investment after the date of this Agreement (in the form of a loan, capital contribution or otherwise) in any Subsidiary of the Company or in any other Person (including in connection with any pool in which a Company Vessel is entered).

(d)    There is no outstanding Indebtedness of the Subsidiaries of the Company having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which equity holders of such Subsidiaries may vote.

(e)    None of the Subsidiaries of the Company has any class of equity securities that is subject to registration with the SEC under Section 12(g) of the 1934 Act. At no time has any class of securities issued by any such Subsidiary been held of record by five hundred (500) or more Persons.

SECTION 4.6.    Indebtedness. The aggregate amount of outstanding Indebtedness of the Company and its Subsidiaries as of April 30, 2017 is set forth in Section 4.6 of the Company Disclosure Letter (excluding any premiums, penalties, fees, expenses and breakage costs that are payable by the Company or its Subsidiaries as of such time), and no Contract in respect of Indebtedness has been entered into by the Company or its Subsidiaries since that date except in accordance with Section 6.1(b). Neither the Company nor its Subsidiaries are in default under, nor has any event occurred that, with or without notice or lapse of time or both, would constitute a default under or cause or permit the acceleration of, any Indebtedness of the Company or its Subsidiaries.

SECTION 4.7.    Financial Statements.

(a)    The Company has delivered to Parent true and complete copies of the Company’s audited financial statements consisting of the consolidated balance sheet of the Company as of December 31, 2015 and 2016, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows of the Company for the fiscal years then ended (including related notes and schedules), in each case audited by the Company’s auditors Pricewaterhouse Coopers AS, which have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the combined financial condition, results of operations, shareholders’ equity and cash flows of the Company and its Subsidiaries as of the indicated dates and for the indicated periods.

(b)    The Company has delivered to Parent a true and complete copy of the unaudited consolidated balance sheet of the Company as of March 31, 2017 and the related unaudited consolidated statements of operations, changes in shareholders’ equity, and cash flows of the Company for the three months then ended, in each case which have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the combined financial condition, results of operations, shareholders’ equity and cash flows of the Company and its Subsidiaries as of the indicated dates and for the indicated periods, subject to normal and recurring year-end audit adjustments in amounts that are immaterial in nature and the absence of full footnote disclosure.

SECTION 4.8.    Disclosure Documents. The information with respect to the Company and its Subsidiaries that the Company has supplied or will supply in writing specifically for use in the Registration Statement, the Proxy Statement or in any other Parent Disclosure Documents (the “Company Disclosure Information”) at the time of the filing thereof or any amendment or supplement thereto and at the time of any distribution or dissemination of such Registration Statement, Proxy Statement or any other Parent Disclosure Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION 4.9.    Taxes.

(a)    All material Tax Returns required by applicable Law to have been filed by the Company and each of its Subsidiaries have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. All material Taxes that are due and payable have been paid.

(b)    There is no audit or other proceeding pending against or with respect to the Company or any of its Subsidiaries, with respect to any material amount of Taxes. There are no material Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(c)    The Company and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.

(d)    Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of a material amount Taxes or agreed to any extension of time with respect to any such Taxes.

(e)    Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement.

(f)    Neither the Company nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the Company and/or its Subsidiaries are the only members).

(g)    Neither the Company nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than any of the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(h)    Neither the Company nor any of its Subsidiaries is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(i)    Neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.

(j)    Neither the Company nor any of its Subsidiaries has, or since its formation has had, a permanent establishment in any country other than the country of its organization.

(k)    The Company and its Subsidiaries have complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(l)    Each of the Company and its Subsidiaries is, and has been for the last five (5) years, exempt from U.S. federal income taxation on its U.S.-source shipping income under Section 883 of the Code and has obtained all “ownership statements” required to establish such exemption in accordance with the Treasury Regulations interpreting Section 883 of the Code.

(m)    No written claim has ever been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation.

SECTION 4.10.    Compliance with Laws; Governmental Authorizations.

(a)    The Company and each of its Subsidiaries is, and since January 1, 2016 has been, in compliance in all material respects with all Laws and Governmental Authorizations to which the Company or such Subsidiary, or any of its or their Company Vessels or other assets, is subject (including Maritime Guidelines).

(b)    The Company and each of its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all material Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted.

SECTION 4.11.    Absence of Certain Changes; No Undisclosed Liabilities.

(a)    Except as set forth on Section 4.11(a) of the Company Disclosure Letter, (i) since the Company Balance Sheet Date through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business and (ii) since the Company Balance Sheet Date, there has not been a Company Material Adverse Effect.

(b)    Other than as expressly required by this Agreement or set forth on Section 4.11(b) of the Company Disclosure Letter, from the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries or event that had such action occurred after the date of this Agreement without Parent’s consent, would constitute a breach of clauses (ii), (iv), (v), (viii), (x), (xii), (xiii), (xiv) or (xvi) of Section 6.1(b).

(c)    There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever (including in connection with any pool in which a Company Vessel is entered), whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the Company Balance Sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since the Company Balance Sheet Date, (iii) liabilities or obligations arising out of this Agreement or the Transactions and (iv) liabilities which are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries is a party to, nor do the Company or any of its Subsidiaries have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any transaction involving, or liabilities of, the Company.

SECTION 4.12.    Tangible Personal Assets. The Company and its Subsidiaries, in the aggregate, have good and valid title to, or a valid interest in, all of their respective material tangible personal assets, free and clear of all Liens, other than Company Permitted Liens.

SECTION 4.13.    Real Property. Neither the Company nor any of its Subsidiaries owns or leases any real property.

SECTION 4.14.    Vessels; Maritime Matters.

(a)    Section 4.14(a) of the Company Disclosure Letter contains a list of all vessels owned by the Company or any of its Subsidiaries (the “Company Owned Vessels”) or chartered-in by the Company or any of its Subsidiaries pursuant to charter arrangements (the “Company Leased Vessels”), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, charterer (and whether such charterer is currently operating in the spot or time charter market), the pool in which entered, and manager (commercial or technical), of each Company Owned Vessel and Company Leased Vessel.

(b)    Each Company Vessel is operated in compliance in all material respects with all applicable Maritime Guidelines and Laws. The Company and each of its Subsidiaries are qualified to own and operate the Company Owned Vessels under applicable Laws in all material respects, including the Laws of each Company Owned Vessel’s flag state. Each Company Vessel is seaworthy and in good operating condition, and has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such Company Vessel in the trades and geographic areas in which it is operated. Each Company Vessel is classed by a classification society which is a member of the International Association of Classification Societies and possesses class and trading certificates free from conditions or recommendations affecting class and valid through the Closing Date and, to the Knowledge of the Company, no event has occurred and no condition exists that would cause such Company Vessel’s class to be suspended or withdrawn.

(c)    With respect to each of the Company Owned Vessels, either the Company or one of its Subsidiaries, as applicable, is the sole owner of each such Company Vessel and has good title to such Company Vessel free and clear of all Liens other than Company Permitted Liens.

(d)    Except as set forth in Section 4.14(d) of the Company Disclosure Letter, no Company Vessel has been permitted by Company or its Subsidiaries to carry, or contract to carry, crude petroleum or other “dirty” cargoes.

SECTION 4.15.    Contracts.

(a)    Section 4.15(a) of the Company Disclosure Letter lists the following Contracts to which the Company or any of its Subsidiaries is a party:

(i)    each “material contract” (as such term is defined in Item 10.C and in Instructions As To Exhibits of Form 20-F) to which the Company or any of its Subsidiaries is a party to or bound;

(ii)    each Contract not contemplated by this Agreement that limits the ability of the Company or any of its Subsidiaries or Affiliates to engage or compete in any line of business in any location or with any Person in any material manner;

(iii)    each Contract that creates a partnership, joint venture or any strategic alliance with respect to the Company or any of its Subsidiaries;

(iv)    each employment, consulting, services or similar Contract with any employee or independent contractor of the Company or any of its Subsidiaries involving more than $50,000 of annual compensation;

(v)    each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or Contract providing for Indebtedness in excess of $1,000,000;

(vi)    each Contract that relates to the acquisition or disposition, directly or indirectly, of any business (whether by merger, sale of stock, sale of assets or otherwise) or assets, including any vessel (other than this (A) Agreement or (B) acquisitions or dispositions of supplies, inventory, merchandise or products (other than vessels) in the ordinary course of business or that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries), including any Contract that includes provisions that are in effect in respect of “earn-outs” or deferred or contingent consideration;

(vii)    each ship-sales, memorandum of agreement, bareboat charter, or similar vessel acquisition Contract for Newbuildings and secondhand vessels contracted for by the Company or any of its Subsidiaries (other than Company Owned Vessels) and other Contracts with respect to Newbuildings of the Company or any of its Subsidiaries and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, supervision agreements and plan verification services agreements;

(viii)    each pool agreement, management agreement, crewing agreement or financial lease (including sale/leaseback or similar arrangements) with respect to any Company Vessel;

(ix)    any Contract with a Third Party for the charter of any Company Vessel;

(x)    each collective bargaining agreement or other Contract with a labor union to which the Company or any of its Subsidiaries is a party or otherwise bound;

(xi)    each Contract to which the Company or any of its Subsidiaries is a party or otherwise bound that contains a so-called “most favored nations” provision or similar provisions requiring the Company or its Affiliates (including, after the Closing, Parent or any of its Affiliates) to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons;

(xii)    each Contract pursuant to which the Company or any of its Subsidiaries spent or received, in the aggregate, more than $500,000 during the 12 months prior to the date hereof or could reasonably be expected to spend or receive, in the aggregate, more than $500,000 during the 12 months immediately after the date hereof; and

(xiii)    each Contract involving a standstill or similar obligation of the Company or any of its Subsidiaries.

(b)    The Company has heretofore made available to Parent true and complete copies of the Material Contracts as in effect as of the date hereof. Except as set forth on Section 4.15(b) of the Company Disclosure Letter or would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each of the Material Contracts is valid, binding, enforceable and in full force and effect with respect to the Company and its Subsidiaries, and to the Knowledge of the Company, the other parties thereto, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions and except for any Material Contracts that have expired or been terminated after the date hereof in accordance with its terms, and (ii) neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such Material Contract, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract.

SECTION 4.16.    Litigation. There is no Action pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any Company Vessels (including in connection with any pool in which a Company Vessel is entered). As of the date of this Agreement, no officer or director of the Company or any of its Subsidiaries is a defendant in any Action commenced by any equityholder of the Company or any of its Subsidiaries with respect to the performance of his duties as an officer or a director of the Company or any such Subsidiary under any applicable Law. There is no unsatisfied judgment, penalty or award against the Company, any of its Subsidiaries or any Company Vessels (including in connection with any pool in which a Company Vessel is entered). Neither the Company nor any of its Subsidiaries nor any Company Vessels is subject to any Orders.

SECTION 4.17.    Employee Benefits.

(a)    Section 4.17(a) of the Company Disclosure Letter includes a list of all material Company Benefit Plans. The Company has delivered or made available to Parent copies of each Company Benefit Plan or, in the case of any unwritten Company Benefit Plans, a summary thereof.

(b)    Section 4.17(b) of the Company Disclosure Letter includes a list of all employees of the Company and its Subsidiaries and independent contractors who perform substantially all of their personal services for the Company and its Subsidiaries pursuant to agreements to which the Company and its Subsidiary are parties and the amount of wages earned by each such individual and their place of employment.

(c)    Each Company Benefit Plan has been administered in accordance with its terms and is in compliance with all applicable Laws in all material respects.

(d)    Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each Company Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified, and (ii) to the Knowledge of the Company, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such status. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all benefits, contributions and premiums relating to each Company Benefit Plan have been timely paid or made in accordance with the terms of such Company Benefit Plan and any related agreement and in compliance with all applicable Laws.

(e)    None of the Company nor any of its Subsidiaries has ever maintained or contributed to, or had any obligation to contribute to any “employee benefit plan,” within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974 (“ERISA”), that is covered by ERISA.

(f)    None of the Company nor any of its Subsidiaries has incurred, and no event has occurred and no condition or circumstance exists that could reasonably be expected to result in, any unsatisfied liability of the Company and its Subsidiaries under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.

(g)    Except as set forth in Section 4.17(g) of the Company Disclosure Letter the execution and performance of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) result (i) in any payment, compensation or benefits (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former, directors, officer, employee, consultant or independent contractor or trigger the right of any current or former directors, officer, employee, consultant or independent contractor to terminate any employment or contractual relationship with the Company and its Subsidiaries, or (ii) the triggering or imposition of any restrictions or limitations on the right of the Company, or any of its Subsidiaries, to amend or terminate any Company Benefit Plan.

SECTION 4.18.    Labor and Employment Matters. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and all of its Subsidiaries have complied with all labor and employment Laws, including, all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy. There are no pending or, to the Knowledge of the Company, threatened, labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any legal actions or arbitrations that involve the labor or employment relations of the Company or any of its Subsidiaries. Since January 1, 2016, there has been no labor strike, dispute, work stoppage, request for representation, picket or work slow-down in respect of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is party to any collective bargaining agreement or any other type of collective agreement with any type of local, national or supranational workers’ representatives. To the Knowledge of the Company there is not pending or underway any union, or any other type of workers’ representatives, organizational activities or requests or elections for representation with respect to employees of the Company or any of its Subsidiaries.

SECTION 4.19.    Environmental. (a) The Company and each of its Subsidiaries is and has been in compliance in all material respects with all Environmental Laws, (b) the Company and each of its Subsidiaries possesses and is and has been in compliance in all material respects with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no Actions pending, or to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of its Company Vessels (including any Company Vessel entered into a pool) alleging a material violation of or material liability under any Environmental Law and that are reasonably likely to result in a material amount of damages awarded against the Company or its Subsidiaries or to the imposition of material ongoing obligations on the Company or its Subsidiaries, and (d) to the Knowledge of the Company, there are no currently known conditions that would reasonably be expected to result in any such material liability pursuant to any Environmental Law.

SECTION 4.20.    Insurance. The Company and its Subsidiaries maintain (a) insurance policies and fidelity bonds covering the Company, its Subsidiaries or their respective businesses, properties, assets, directors, officers or employees, and (b) protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the Company Vessels in such amounts and types as are customary in the shipping industry (collectively, the “Policies”). Section 4.20 of the Company Disclosure Letter includes a list of all such Policies. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries is in violation or breach of or default under any of its obligations under any such Policy. Neither the Company nor any of its Subsidiaries has received any written notice that any Policy has been cancelled or cover prejudiced or suspended. There are no material claims individually or in the aggregate by the Company or any of its Subsidiaries pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.

SECTION 4.21.    Opinion of Financial Advisor. The Company Board and the Transaction Committee have received the opinion of PJT Partners LP, financial advisor to the Company, to the effect that, as of the date of such opinion and based upon and subject to the assumptions and limitations set forth therein, the Per Share Merger Consideration to be received by the Company’s shareholders in the Merger is fair to such shareholders from a financial point of view. The Company will make available to Parent for information purposes only a true and complete copy of such opinion promptly after the date of this Agreement.

SECTION 4.22.    Fees. Except for PJT Partners LP, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or its Subsidiaries who might be entitled to any fee or commission in connection with this Agreement or the Transactions or the rendering of any fairness opinion. The Company has furnished to Parent true, correct and complete copies of engagement letters relating to any such services, and there have been no amendments or revisions to such engagement letters.

SECTION 4.23.    Takeover Statutes. The Company and its Subsidiaries have taken all action required to be taken by them (if any) in order to exempt this Agreement and the Transactions from the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any Governmental Authority (each, a “Takeover Statute”) or similar provision contained in the Company Group Charter Documents.

SECTION 4.24.    Interested Party Transactions. Except as set forth in Section 4.24 of the Company Disclosure Letter, any Company Benefit Plan or any travel or expense reimbursement of officers or directors in the ordinary course, (a) there are no Contracts or arrangements between the Company or any of its Subsidiaries, on the one hand, and any current or former officer or director of the Company or any of its Subsidiaries or any of such officer’s or director’s immediate family members or Affiliates, or any current or former record or beneficial owner of 5% or more of the outstanding shares of Company Common Stock or Company Preferred Stock or any of such owner’s Affiliates, on the other hand (any such Contract or arrangement, a “Company Interested Party Transaction”), and (b) no current or former officer or director of the Company or its Subsidiaries possesses, directly or indirectly, any financial interest in, or is a director, officer or employee of, any Person which is a supplier, customer, lessor, lessee or competitor of the Company or any of its Subsidiaries.

SECTION 4.25.    Certain Business Practices. Neither the Company nor any of its Subsidiaries nor (to the Knowledge of the Company), any director, officer, agent or employee of the Company or any of its Subsidiaries violated any provision of the Foreign Corrupt Practices Act of 1977 or other anti-corruption Laws, in each case relating to the business of the Company and its Subsidiaries. Neither the Company nor, to the Knowledge of the Company, any director, officer, agent, employee, Affiliate or Person acting on behalf of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”). Neither the Company nor any of its Subsidiaries has engaged in transactions with, or exported any of its products or associated technical data (i) into (or to a national or resident of) Cuba, Iran, Iraq, Libya, North Korea, Syria or any other country to which the United States has embargoed goods to or has proscribed economic transactions with or (ii) to the Knowledge of the Company, to any Person included on the United States Treasury Department’s list of Specially Designated Nationals or the U.S. Commerce Department’s Denied Persons List.

SECTION 4.26.    No Other Representations or Warranties. The Company has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of Parent and its Subsidiaries, which investigation, review and analysis was done by the Company and its representatives. In entering into this Agreement, the Company acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any representations or opinions (whether written or oral) of Parent or its Affiliates (except the specific representations made in Article V). Except for the representations and warranties contained in Article V and in the certificate delivered by the Parent pursuant to Section 9.2(d), the Company acknowledges that (a) neither Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any other representation or warranty, express or implied, written or oral, at law or in equity, with respect to Parent, its Subsidiaries, or the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects, including with respect to (i) merchantability or fitness for any particular use or purpose or (ii) the probable success or profitability of Parent, its Subsidiaries or the business thereof after the Effective Time and (b) except in the case of fraud, neither the Parent, Merger Sub or any other Person will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from the distribution to the Company or any other Person, or their use, of any information provided in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to them in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Parent Disclosure Letter or accurately disclosed in any of the Parent SEC Documents publicly available at least one Business Day prior to the date hereof (other than any risk factor disclosure or forward-looking statements included in such reports, schedules, forms or documents and any other disclosures included therein to the extent that such statements are cautionary, predictive or forward-looking in nature), Parent and Merger Sub, jointly and severally, represent and warrant to the Company (in each case with all representations and warranties stated in this Article V, to the extent the context permits, being given as if the Vessel Purchase and Sale did not occur prior to the making thereof) that:

SECTION 5.1.    Organization, Qualification and Corporate Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands. Each of Parent and Merger Sub has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operates its properties and assets and to carry on its business as it is now being conducted. Parent and each of its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status would not have a Parent Material Adverse Effect. Each of (a) the Amended and Restated Articles of Incorporation as amended by the Articles of Amendment to the Amended and Restated Articles of Incorporation of Parent, each filed as an exhibit to Parent’s annual report filed on Form 20-F on March 31, 2015, and (b) the Amended and Restated Bylaws of Parent filed as an exhibit to Parent’s annual report filed on Form 20-F on June 29, 2010, is currently in effect, true and complete and has not been amended, supplemented or otherwise modified as of the date hereof (the “Parent Charter Documents”).

SECTION 5.2.    Authorization.

(a)    The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions are within the corporate powers of Parent and Merger Sub and have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. No vote of the holders of Parent

Common Stock is required to consummate the Transactions. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub enforceable against each of them in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

(b)    Assuming the accuracy of the representations and warranties set forth in Section 4.2(c), the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of appropriate merger or other documents as required by the MIBCA and by relevant authorities of other jurisdictions in which Parent is qualified to do business (including the Articles of Merger), (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other state or federal securities laws and the rules and requirements of the NYSE or the NOTC, including the filing of the Registration Statement, the Proxy Statement or any other Parent Disclosure Documents with the SEC.

SECTION 5.3.    Noncontravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws (or comparable organization documents, as applicable) of Parent or Merger Sub, (ii) assuming compliance with the matters referred to in Section 5.2(b), contravene, conflict with, or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with matters referred to in Section 5.2(b), require any consent or other action by any Person under, result in a violation or breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to Parent or Merger Sub under any provision of any Contract binding Parent or Merger Sub or any Governmental Authorization of Parent or Merger Sub, or (iv) result in the loss of, or creation or imposition of any Lien (other than Parent Permitted Liens) on any asset of Parent or Merger Sub, except, in each case of clauses (ii), (iii) and (iv) which would not have a Parent Material Adverse Effect.

SECTION 5.4.    Capitalization.

(a)    As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 400,000,000 shares of Parent Common Stock and (ii) 25,000,000 shares of Parent Preferred Stock. As of the date of this Agreement, excluding the shares of Parent Common Stock issued in accordance with Section 6.2, (i) 174,629,755 shares of Parent Common Stock (including 10,334,336 shares of Parent Restricted Stock) are issued and outstanding, (ii) no shares of Parent Preferred Stock are issued and outstanding, (iii) no shares of Parent Common Stock are issuable upon exercise of vested and unvested outstanding Parent Stock Options, and (iv) 49,980,592 shares of Parent Common Stock are held in the treasury of Parent. All outstanding shares of capital stock of Parent have been, and, when issued, all shares of Parent Common Stock constituting any part of the Aggregate Merger Consideration will be, duly authorized and validly issued and fully paid and nonassessable, and free of preemptive or similar rights under any provision of the MIBCA and the articles of incorporation or bylaws of Parent or any agreement to which Parent is a party or otherwise bound.

(b)    Except as set forth in Section 5.4(a) above or Section 5.4(b) of the Parent Disclosure Letter, as of the date of this Agreement, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in Parent, (ii) securities of Parent or any of Parent’s Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in Parent, (iii) warrants, calls, options or other rights to acquire from Parent or any of Parent’s Subsidiaries, or other obligation of Parent or any of Parent’s Subsidiaries to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in Parent, or (iv) restricted shares, stock appreciation rights, restricted stock units, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of Parent (the items in clauses (i) through (iv) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of Parent or any of Parent’s Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Securities. Parent and Parent’s Subsidiaries are not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares of Parent Common Stock or other Parent Securities. Except as may be required by applicable securities Laws and regulations and other than the Parent Charter Documents, Parent and Parent’s Subsidiaries are not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of Parent Common Stock or other Parent Securities.

(c)    Except as set forth in Section 5.4(c) of the Parent Disclosure Letter, there is no outstanding Indebtedness of Parent or any of its Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of Parent may vote.

(d)    Except as set forth in this Section 5.4, none of (i) the shares of Parent Common Stock or Parent Preferred Stock, or (ii) any other Parent Securities is owned by any Subsidiary of the Parent.

SECTION 5.5.    Subsidiaries.

(a)    Section 5.5(a) of the Parent Disclosure Letter sets forth a complete and correct list of each Subsidiary of Parent as of the date hereof, together with the jurisdiction of incorporation or formation of each such Subsidiary, the form of organization of each such Subsidiary, the authorized and issued capital stock, voting securities or other ownership interests of each such Subsidiary and the name of each holder thereof. All outstanding ownership interests of such Subsidiaries are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of applicable Law, the Parent Charter Documents (as defined below), or any agreement to which the Subsidiaries are a party or otherwise bound.

(b)    Each Subsidiary of Parent has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not have a Parent Material Adverse Effect. Each such Subsidiary of Parent is duly qualified or licensed as a foreign corporation or other entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Parent Material Adverse Effect.

(c)    All of the outstanding shares of capital stock of, or voting securities of, or other ownership interests in, each Subsidiary of Parent, is owned by Parent directly or indirectly, free and clear of any Liens (other than Parent Permitted Liens). All outstanding ownership interests of such Subsidiaries are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of applicable Law, such Subsidiaries’ articles of incorporation or bylaws (or comparable organizational documents, as applicable), or any agreement to which the Subsidiaries are a party or otherwise bound. There are no issued, reserved for issuance or outstanding (i) securities of Parent or any of Parent’s Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Parent Subsidiary, (ii) warrants, calls, options or other rights to acquire from Parent or any of Parent’s Subsidiaries to issue any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent or (iii) restricted shares, stock appreciation rights, restricted stock units, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent (the items in clauses (i) through (iii), together with all of the outstanding capital stock of, or other voting securities of, or ownership interests in, each Subsidiary of Parent, being referred to collectively as the “Parent Subsidiary Securities”). Except as set forth in Section 5.5(c) of the Parent Disclosure Letter, none of the Subsidiaries of Parent owns, directly or indirectly, any equity or other ownership interests in any Person, except for other Subsidiaries of Parent. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities. Except as set forth in Section 5.5(c) of the Parent Disclosure Letter, Parent is not subject to any obligation or requirement to provide funds to or make any investment after the date of this Agreement (in the form of a loan, capital contribution or otherwise) in any Subsidiary of Parent or in any other Person (including in connection with any pool in which a Parent Vessel is entered).

(d)    There is no outstanding Indebtedness of the Subsidiaries of Parent having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which equity holders of such Subsidiaries may vote.

(e)    None of the Subsidiaries of Parent has any class of equity securities that is subject to registration with the SEC under Section 12(g) of the 1934 Act. At no time has any class of securities issued by any such Subsidiary been held of record by five hundred (500) or more Persons.

SECTION 5.6.    Parent SEC Filings.

(a)    Parent has filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents, as such documents may be amended or supplemented, required to be filed with or furnished to the SEC by Parent since January 1, 2016 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”).

(b)    As of its filing date (or, if amended, by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document complied, and each Parent SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the termination of this Agreement will comply on its face, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, at the time of such filing. As of the date of this Agreement, there are no outstanding unresolved comments received from the staff of the SEC with respect to any of the Parent SEC Documents. To the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. No Subsidiary of Parent is subject to the periodic reporting requirements of Section 13(a) and Section 15(d) of the 1934 Act.

(c)    As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document filed pursuant to the 1934 Act did not, and each Parent SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions in the Company Disclosure Information.

(d)    Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the foregoing does not apply to statements in or omissions in the Company Disclosure Information.

SECTION 5.7.    Financial Statements.

(a)    The audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents complied, and audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared in all material respects in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Parent and its Subsidiaries as of the indicated dates and for the indicated periods.

(b)    The unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents complied, and unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared or will be prepared in all material respects in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Parent and its Subsidiaries as of the indicated dates and for the indicated periods, subject to normal and recurring year-end audit adjustments in amounts that are immaterial in nature and the absence of full footnote disclosure.

SECTION 5.8.    Disclosure Documents. The information with respect to Parent and its Subsidiaries that Parent has supplied or will supply in writing specifically for use in the Registration Statement, the Proxy Statement or in any other Parent Disclosure Documents (the “Parent Disclosure Information”) at the time of the filing thereof or any amendment or supplement thereto and at the time of any distribution or dissemination of such Registration Statement, Proxy Statement or any other Parent Disclosure Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION 5.9.    Taxes.

(a)    All material Tax Returns required by applicable Law to have been filed by Parent or any of its Subsidiaries have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. All material Taxes that are due and payable have been paid.

(b)    There is no audit or other proceeding pending against or with respect to Parent or any of its Subsidiaries, with respect to any material amount of Taxes. There are no material Liens on any of the assets of Parent or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(c)    Parent and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.

(d)    Neither Parent nor any of its Subsidiaries has waived any statute of limitations in respect of a material amount of Taxes or agreed to any extension of time with respect to any such Taxes.

(e)    Neither Parent nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement.

(f)    Neither Parent nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which Parent is the parent).

(g)    Neither Parent nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than any of Parent and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(h)    Neither Parent nor any of its Subsidiaries is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(i)    Neither Parent nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.

(j)    Neither Parent nor any of its Subsidiaries has, or since its formation has had, a permanent establishment in any country other than the country of its organization.

(k)    Each of Parent and its Subsidiaries has complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(l)    No written claim has ever been made by any Governmental Authority in a jurisdiction where neither Parent nor any of its Subsidiaries file Tax Returns that Parent or any of its Subsidiaries is or may be subject to taxation.

SECTION 5.10.    Compliance with Laws; Governmental Authorizations.

(a)    Parent and each of its Subsidiaries is, and since January 1, 2016 has been, in compliance in all material respects with all Laws and Governmental Authorizations to which Parent or such Subsidiary, or any of its or their Parent Vessels other assets, is subject (including Maritime Guidelines).

(b)    Parent and each of its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all material Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted.

SECTION 5.11.    Absence of Certain Changes; No Undisclosed Liabilities.

(a)    Except as set forth on Section 5.11(a) of the Parent Disclosure Letter, (i) since the Parent Balance Sheet Date through the date of this Agreement, Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course of business and (ii) since the Parent Balance Sheet Date, there has not been any Parent Material Adverse Effect.

(b)    Other than as expressly required by this Agreement or set forth on Section 5.11(b) of the Parent Disclosure Letter, from the Parent Balance Sheet Date until the date hereof, there has not been any action taken by Parent or any of its Subsidiaries or event that had such action occurred after the date of this Agreement without the Company’s consent, would constitute a breach of clauses (iii), (iv) or (v) of Section 6.2(b).

(c)    Except as set forth on Section 5.11(c) of the Parent Disclosure Letter, there are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever (including in connection with any pool in which a Parent Vessel is entered), whether accrued, contingent, known or unknown, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the Parent Balance Sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since the Parent Balance Sheet Date, (iii) liabilities or obligations arising out of this Agreement or the Transactions and (iv) liabilities which are not, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. Neither Parent nor its Subsidiaries is a party to, nor does Parent or its Subsidiaries have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between Parent on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any transaction involving, or liabilities of, Parent in the Parent SEC Documents.

SECTION 5.12.    Vessels; Maritime Matters.

(a)    Section 5.12(a) of the Parent Disclosure Letter contains a list of all vessels, as of the date of this Agreement, owned by Parent or any of its Subsidiaries (the “Parent Owned Vessels”) or chartered-in by the Company or any of its Subsidiaries pursuant to charter arrangements (the “Parent Leased Vessels”), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, charterer (and whether such charterer is currently operating in the spot or time charter market), the pool in which entered, and manager (commercial or technical), of each Parent Owned Vessel and Parent Leased Vessel.

(b)    Each Parent Vessel is operated in compliance in all material respects with all applicable Maritime Guidelines and Laws. Parent and each of its Subsidiaries are qualified to own and operate the Parent Owned Vessels under applicable Laws in all material respects, including the Laws of each Parent Owned Vessel’s flag state. Each Parent Vessel is seaworthy and in good operating condition, and has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such Parent Vessel in the trades and geographic areas in which it is operated. Each Parent Vessel is classed by a classification society which is a member of the International Association of Classification Societies and possesses class and trading certificates free from conditions or recommendations affecting class and valid through the Closing Date and, to the Knowledge of Parent, no event has occurred and no condition exists that would cause such Parent Vessel’s class to be suspended or withdrawn.

(c)    With respect to each of the Parent Owned Vessels, either Parent or one of its Subsidiaries, as applicable, is the sole owner of each such Parent Vessel and has good title to such Parent Vessel free and clear of all Liens other than Parent Permitted Liens.

(d)    Except as set forth in Section 5.12(d) of the Parent Disclosure Letter, as of the date of this Agreement, no Parent Vessel has been permitted by Parent or its Subsidiaries to carry, or contract to carry, crude petroleum or other “dirty” cargoes.

SECTION 5.13.    Environmental. (a) Parent and its Subsidiaries are and have been in compliance in all material respects with all Environmental Laws, (b) Parent and its Subsidiaries possess and are and have been in compliance in all material respects with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no Actions pending, or to the Knowledge of Parent, threatened against Parent, any of its Subsidiaries or any of its Parent Vessels (including any Parent Vessel entered into a pool) alleging a material violation of or material liability under any Environmental Law and that are reasonably likely to result in a material amount of damages awarded against Parent or its Subsidiaries or to the imposition of material ongoing obligations on Parent or its Subsidiaries, and (d) to the Knowledge of Parent, there are no currently known conditions that would reasonably be expected to result in any such material liability pursuant to any Environmental Law.

SECTION 5.14.    Litigation. Except as set forth in Section 5.14 of the Parent Disclosure Letter, there is no Action pending or, to the Knowledge of Parent, threatened against Parent, any of its Subsidiaries or any Parent Vessels (including in connection with any pool in which a Parent Vessel is entered). As of the date of this Agreement, no officer or director of Parent or any of its Subsidiaries is a defendant in any Action commenced by any stockholder of Parent or any of Parent’s Subsidiaries with respect to the performance of his duties as an officer or a director of Parent or any such Subsidiary under any applicable Law. There is no unsatisfied judgment, penalty or award against Parent, any of Parent’s Subsidiaries or any Parent Vessels (including in connection with any pool in which a Parent Vessel is entered). Neither Parent nor any of its Subsidiaries nor any Parent Vessel is subject to any Orders.

SECTION 5.15.    Fees. Except for Perella Weinberg Partners LP, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission in connection with this Agreement or the Transactions or the rendering of any fairness opinion.

SECTION 5.16.    Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business other than in connection with entering into this Agreement and engaging in the Transactions.

SECTION 5.17.    Interested Party Transactions. Except as set forth in Section 5.17 of the Parent Disclosure Letter, any Parent Benefit Plan or any travel or expense reimbursement of officers or directors in the ordinary course, there are no (a) Contracts or arrangements between

Parent or any of its Subsidiaries, on the one hand, and any current or former officer or director of Parent or any of its Subsidiaries or any of such officer’s or director’s immediate family members or Affiliates, or any current or former record or beneficial owner of 5% or more of the outstanding shares of Parent Common Stock or any of such owner’s Affiliates, on the other hand (any such Contract or arrangement, a “Parent Interested Party Transaction”), and (b) no current or former officer or director of Parent or its Subsidiaries possesses, directly or indirectly, any financial interest in, or is a director, officer or employee of, any Person which is a supplier, customer, lessor, lessee or competitor of Parent or any of its Subsidiaries.

SECTION 5.18.    Certain Business Practices. None of Parent, its Subsidiaries nor (to the Knowledge of Parent), any director, officer, agent or employee of Parent or any of its Subsidiaries violated any provision of the Foreign Corrupt Practices Act of 1977 or other anti-corruption Laws, in each case relating to the business of Parent or its Subsidiaries. Neither Parent nor, to the Knowledge of Parent, any director, officer, agent, employee, Affiliate or Person acting on behalf of Parent is currently subject to any U.S. sanctions administered by OFAC. Neither Parent nor any of its Subsidiaries has engaged in transactions with, or exported any of its products or associated technical data (i) into (or to a national or resident of) Cuba, Iran, Iraq, Libya, North Korea, Syria or any other country to which the United States has embargoed goods to or has proscribed economic transactions with or (ii) to the Knowledge of Parent, to any Person included on the United States Treasury Department’s list of Specially Designated Nationals or the U.S. Commerce Department’s Denied Persons List.

SECTION 5.19.    No Other Representations or Warranties. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and its Subsidiaries, which investigation, review and analysis was done by Parent, Merger Sub and their representatives. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any representations or opinions (whether written or oral) of the Company or its Affiliates (except the specific representations made in Article IV). Except for the representations and warranties contained in Article IV and in the certificate delivered by the Company pursuant to Section 9.3(d), each of Parent and Merger Sub acknowledges that (a) neither the Company nor any other Person on behalf of the Company makes any other representation or warranty, express or implied, written or oral, at law or in equity, with respect to the Company, its Subsidiaries, or the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects thereof, including with respect to (i) merchantability or fitness for any particular use or purpose, or (ii) the probable success or profitability of the Company, its Subsidiaries or the business thereof after the Effective Time and (b) except in the case of fraud, neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent, Merger Sub or any other Person, or their use, of any information provided in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to them in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the Transactions.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 6.1.    Operation of the Company’s Business.

(a)    Except (A) as expressly permitted by this Agreement, (B) as required by applicable Law, (C) for the transactions contemplated by the Vessel Purchase and Sale or (D) with the prior written consent of Parent, from the date hereof until the earlier of the termination of this Agreement and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to carry on its business in the ordinary course and in a manner consistent with past practice and (i) preserve intact its present business organization, goodwill and assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and other employees (provided that they shall not be obligated to increase the compensation of, or make any other payments or grant any concessions to, such officers and employees) and (iv) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship (provided, that they shall not be obligated to make any payments or grant any concessions to such Persons other than payments in the ordinary course consistent with past practice).

(b)    Without limiting the generality of Section 6.1(a), except (A) as set forth in Section 6.1(b) of the Company Disclosure Letter, (B) as expressly required by this Agreement, (C) as required by applicable Law, (D) for the transactions contemplated by the Vessel Purchase and Sale or (E) with the prior written consent of Parent, from the date hereof until the earlier of the termination of this Agreement and the Effective Time, the Company shall not, nor shall it permit any of its Subsidiaries (or, with respect to any Company Vessels that are entered into a pool, any applicable pool management company, to the extent that the Company shall have the right to consent to such action pursuant to the Contracts between such pool management company and the Company or the Company Subsidiaries) to, do any of the following:

(i)    amend its articles of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise);

(ii)    (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any shares of Company Common Stock or Company Preferred Stock, other Company Securities or Company Subsidiary Securities, other than from a wholly-owned Subsidiary to its parent, (B) split, combine or reclassify any shares of Company Common Stock or Company Preferred Stock, other Company Securities or Company Subsidiary Securities, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any shares of Company Common Stock or Company Preferred Stock, other Company Securities or Company Subsidiary Securities (D) purchase, redeem or otherwise acquire any shares of Company Common Stock or Company Preferred Stock, other Company Securities or Company Subsidiary Securities, other than the redemption of the Company Preferred Stock pursuant to its terms, or (E) amend, modify, change any term of, or take any action or omit to take any action that constitutes a default under, any Indebtedness of the Company or any of its Subsidiaries;

(iii)    (A) issue, deliver, sell, grant, pledge, transfer, subject to any Lien or otherwise encumber or dispose of any shares of Company Common Stock or Company Preferred Stock, other Company Securities or Company Subsidiary Securities, or (B) amend any term of any Company Securities or any Company Subsidiary Securities (in each case, whether by merger, consolidation or otherwise);

(iv)    accelerate or delay (A) the payment of any accounts payable or other liability or (B) the collection of notes or accounts receivable, other than in the ordinary course of business consistent with past practice;

(v)    other than pursuant to Contracts for Newbuildings in effect on the date of this Agreement or in connection with any matter specifically permitted by another subsection of this Section 6.1(b) or Section 6.1 of the Company Disclosure Letter, incur more than $200,000 of capital expenditures, in the aggregate;

(vi)    acquire or commit to acquire (A) all or any substantial portion of a business or Person or division thereof (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (B) any assets or properties involving a price in excess of $200,000 in the aggregate, other than (x) supplies and materials in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice, (y) pursuant to Contracts for Newbuildings in effect on the date of this Agreement or (z) in connection with any capital expenditure permitted by Section 6.1(b)(v);

(vii)    other than in connection with any matter specifically permitted by another subsection of this Section 6.1(b) or Section 6.1(b) of the Company Disclosure Letter, enter into any Contract that, if in existence on the date hereof, would be a Material Contract or Interested Party Transaction, or amend, modify, extend or terminate any Material Contract or Interested Party Transaction (other than the expiration of any such Contract in accordance with its terms, and the termination of any such Contract in connection with any breach by the applicable counterparty);

(viii)    sell, lease, license, pledge, transfer, subject to any Lien or otherwise dispose of, any of its assets or properties, except (A) sales of used equipment in the ordinary course of business consistent with past practice and (B) Company Permitted Liens;

(ix)    to the extent that the Company shall have the right to consent to such action under the terms of the Contracts between the Company and the service provider or manager of its Company Vessels, permit any of its Company Vessels to carry, or contract to carry, crude petroleum or other “dirty” cargoes, unless such Company Vessel was carrying any such cargoes on the date hereof;

(x)    adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, or enter into any agreement with respect to the voting of its capital stock or other securities held by the Company or any of its Subsidiaries;

(xi)    (A) grant to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries any increase or enhancement in compensation, bonus or other benefits, (B) grant to any current or former director or executive officer or employee of the Company or any of its Subsidiaries any right to receive severance, change in control, retention or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, except to the extent required under applicable Law, or (C) adopt, enter into or amend or commit to adopt, enter into or amend any Company Benefit Plan except for amendments as required under applicable Law;

(xii)    except as required by GAAP, make any change in any method of accounting principles, method or practices;

(xiii)    (A) incur or issue any Indebtedness (other than accrual of interest, drawdowns, premiums, penalties, fees, expenses and breakage costs under any Material Contract existing as of the date hereof), (B) make any loans, advances or capital contributions to, or investments in, any other Person (including in connection with any pool in which a Company Vessel is entered), other than to the Company or any of its Subsidiaries or (C) repay or satisfy any Indebtedness (other than scheduled payments of Indebtedness when due);

(xiv)    change any material method of Tax accounting, make or change any material Tax election, file any material amended return, settle or compromise any material Tax liability, fail to complete and file, consistent with past practice, all Tax Returns required to be filed by the Company or any of its Subsidiaries, fail to pay all amounts shown due on such Tax Returns, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes, enter into any closing agreement with respect to any material amount of Taxes, surrender any right to claim a material Tax refund, offset or otherwise reduce a material Tax liability or take into account on any material Tax Return required to be filed prior to the Closing any adjustment or benefit arising from the Transactions;

(xv)    institute, settle, or agree to settle any action, suit, litigation, investigation or proceeding (other than actions, suits, litigations, investigations or proceedings where Parent is adverse to the Company) pending or threatened before any arbitrator, court or other Governmental Authority, in each case in excess of $50,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary relief on the Company or its Subsidiaries;

(xvi)    waive, release or assign any claims or rights having a value in excess of $150,000;

(xvii)    fail to use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company or any of its Subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or less are in full force and effect; provided that neither the Company nor any of its Subsidiaries shall obtain or renew any insurance (or reinsurance) policy for a term exceeding three (3) months (or, if the End Date has been extended, a term exceeding six (6) months);

(xviii)    directly or indirectly (A) purchase or construct any vessel or enter into any Contract for the purchase or construction of any vessel, (B) sell or otherwise dispose of any Company Vessel or enter into any contract for the sale or disposal of any Company Vessel, (C) make any payment to any Person in connection with the removal of any Company Vessel from a pool in which it is entered or the termination or amendment of any related pool agreement, management agreement or similar Contract (including any termination fees, administration fees, management fees, withdrawal fees or similar payments), or any other extraordinary payment to a pool or other manager of any Company Vessel, or (D) to the extent that the Company shall have the right to consent to such action under the terms of the Contracts between the Company and the service provider or manager of such Company Vessel, (I) enter into any contract for the bareboat or spot or time charter-out of any Company Vessel in excess of sixty (60) calendar days, (II) change any manager of any Company Vessel, (III) defer scheduled maintenance of any Company Vessel, or (IV) depart from any normal drydock and maintenance practices or discontinue replacement of spares in operating the Company Vessels, provided that to the extent that the Company shall have the right to consent to such action under the terms of the Contracts between the Company and the service provider or manager of such Company Vessel, the Company will not, and will cause its Subsidiaries not to enter into any Contract for the drydocking or repair of any Company Vessel where the estimated cost thereof is in excess of $200,000 unless, in the case of this clause (IV), such work cannot prudently be deferred and is required to preserve the safety and seaworthiness of such Company Vessel; or

(xix)    authorize or enter into a Contract to take any of the actions described in clauses (i) through (xx) of this Section 6.1.

SECTION 6.2.    Operation of Parent’s Business.

(a)    Except (A) as expressly permitted by this Agreement (including Section 7.4), (B) as required by applicable Law, (C) for the transactions contemplated by the Vessel Purchase and Sale or (D) with the prior written consent of the Company, from the date hereof until the earlier of the termination of this Agreement and the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to carry on its business in the ordinary course and in a manner consistent with past practice and (i) preserve intact its present business organization, goodwill and assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and other employees (provided that Parent shall not be obligated to, or to cause its Subsidiaries to, increase the compensation of, or make any other payments or grant any concessions to, such officers and employees) and (iv) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship (provided, that they shall not be obligated to make any payments or grant any concessions to such Persons other than payments in the ordinary course consistent with past practice); provided, that this Section 6.2(a) shall not prohibit any direct or indirect purchase, sale, sale/leaseback or similar transaction or arrangement involving one or more vessels in the ordinary course and in a manner consistent with past practice.

(b)    Without limiting the generality of Section 6.2(a), except (A) as set forth in Section 6.2(b) of the Parent Disclosure Letter, (B) as expressly required by this Agreement, (C) as required by applicable Law, (D) for the transactions contemplated by the Vessel Purchase and Sale or (E) with the prior written consent of the Company, from the date hereof until the earlier of the termination of this Agreement and the Effective Time, Parent shall not, nor shall it permit any of its Subsidiaries to, do any of the following: (i) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any shares of Parent Common Stock or Parent Preferred Stock, other Parent Securities or Parent Subsidiary Securities, other than (x) the issuance of any Parent Securities in connection with a Public Offering (y) issuances of Parent Common Stock reserved for issuance as of the date of this Agreement in connection with the Parent Equity Incentive Plan, or (z) the issuance of Parent Subsidiary Securities in connection with the formation of a Subsidiary that is wholly-owned by Parent or its other Subsidiaries; (ii) amend its articles of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise) in a manner adverse to the Company Common Shareholders or the Company Preferred Shareholders; (iii) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any shares of Parent Common Stock or Parent Preferred Stock, other Parent Securities or Parent Subsidiary Securities, other than (x) from a wholly-owned Subsidiary to its parent or (y) regular quarterly cash dividends consistent with past practice (including with respect to declaration, record and payment dates) by Parent at a rate not in excess of $0.01 per share of Parent Common Stock; (iv) split, combine or reclassify any shares of Parent Common Stock or Parent Preferred Stock, other Parent Securities or Parent Subsidiary Securities; or (v) purchase, redeem or otherwise acquire any shares of Parent Common Stock or Parent Preferred Stock, other Parent Securities or Parent Subsidiary Securities (other than the acquisition of the equity securities of any entity, in the ordinary course and in a manner consistent with past practice, in connection with the indirect purchase, sale, sale/leaseback or similar transaction or arrangement involving a vessel owned or chartered in by such entity).

SECTION 6.3.    Access to Information. After the date hereof until the Effective Time and subject to applicable Law and the non-disclosure agreement dated as of October 20, 2016, as amended by an addendum dated as of November 1, 2016, between the Company and Parent (the “Confidentiality Agreement”), the Company shall: (i) give to Parent and its Representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of the Company and its Subsidiaries, as may be reasonably requested in connection with the parties’ efforts to consummate the transactions contemplated by this Agreement; provided, however, that any such access shall be conducted during normal business hours in a manner not to interfere with the businesses or operations of the Company and its Subsidiaries; (ii) use reasonable best efforts to furnish to Parent and its Representatives such financial and operating data and other information as such Persons may reasonably request in connection with the parties’ efforts to consummate the transactions contemplated by this Agreement; and (iii) instruct the Representatives of the Company and its Subsidiaries to cooperate with Parent in the matters described in clauses (i) and (ii) above. In accordance with the foregoing, the Company shall permit Parent and its Representatives to conduct inspections of Company Vessels that have not previously been inspected by Parent or its Representatives when such Company Vessels are at a port, upon reasonable notice and in accordance with reasonable procedures agreed by the Company and Parent. Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to provide such access or disclose any information if doing so is reasonably likely to (A) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (B) violate any Contract to which it is a party or to which it is subject or applicable Law.

SECTION 6.4.    No Solicitation.

(a)    General Prohibitions. Except as expressly permitted pursuant to Section 6.4(b), from and after the date hereof and prior to the earlier of the termination of this Agreement in accordance with Section 10.1 and the Effective Time, the Company shall not (and the Company shall (i) cause its Subsidiaries not to and (ii) not authorize or permit and shall instruct and use reasonable best efforts to cause its Representatives and any of its Subsidiaries’ Representatives not to), directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate, encourage or assist any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, or furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, personnel, books or records of the Company or any of its Subsidiaries to any Third Party with respect to inquiries regarding, or the making of, an Acquisition Proposal, (iii) fail to publicly make when required under this Agreement, qualify, withdraw, or modify or amend in a manner adverse to Parent, the Transaction Committee Recommendation or the Company Board Recommendation (or recommend an Acquisition Proposal), or publicly propose to do any of the foregoing (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) approve, endorse, recommend or enter into (or agree or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal (other than a confidentiality agreement with a Third Party to whom the Company is permitted to provide information in accordance with Section 6.4(b)(i)) (a “Company Acquisition Agreement”) or (v) grant any waiver, amendment or release under any standstill or confidentiality agreement or any Takeover Statute or similar provision contained in the Company Charter Documents. The Company shall (and the Company shall (i) cause its Subsidiaries to and (ii) instruct and use reasonable best efforts to cause its Representatives and any of its Subsidiaries’ Representatives to) cease immediately and cause to be terminated any and all existing activities, solicitations, encouragements, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Acquisition Proposal or efforts to obtain an Acquisition Proposal, and shall also request such Third Party to promptly return or destroy all confidential information concerning the Company and its Subsidiaries prior to the date hereof.

(b)    Exceptions.

(i)    Prior to (but not at any time from or after) obtaining the Company Stockholders Approval, if the Company receives a bona fide, written Acquisition Proposal from a Third Party after the date hereof (that has not been withdrawn) that did not result from an intentional breach or violation of Section 6.4(a) and, prior to taking any action described in clauses (A) and (B) below, (x) the Transaction Committee determines in good faith, after consultation with outside legal counsel that based on the information then available and after consultation with its financial advisors of nationally recognized reputation, such Acquisition

Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (y) the Company shall have complied with Section 6.4(c), then the Company may, in response to such Acquisition Proposal, directly or indirectly through its Representatives, (A) engage in negotiations or discussions with such Third Party and its Representatives or financing sources with respect to such Acquisition Proposal and (B) thereafter furnish to such Third Party or its Representatives or financing sources non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be promptly (and in any event within twenty-four (24) hours) provided for informational purposes only to Parent) with such Third Party with terms no less favorable to the Company than those contained in the Confidentiality Agreement and containing additional provisions that expressly permit the Company to comply with the terms of this Section 6.4; provided that all such information provided or made available to such Third Party (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent promptly (and in any event within twenty-four (24) hours) after the time it is provided or made available to such Third Party.

(ii)    Prior to (but not at any time from or after) obtaining the Company Stockholders Approval, the Transaction Committee may, following receipt of or on account of a Superior Proposal, make an Adverse Recommendation Change in connection with such Superior Proposal, if such Superior Proposal did not result from an intentional breach or violation of Section 6.4(a) and the Transaction Committee determines in good faith, after consultation with outside legal counsel and financial advisors of nationally recognized reputation that, in light of such Superior Proposal, the failure of the Transaction Committee to take such action is reasonably likely to be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law; provided, however, the Transaction Committee shall not be entitled to effect an Adverse Recommendation Change in connection with a Superior Proposal unless (A) the Transaction Committee promptly notifies Parent, in writing at least three (3) Business Days before making an Adverse Recommendation Change (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall state expressly that the Company has received an Acquisition Proposal that the Transaction Committee has determined to be a Superior Proposal and that the Transaction Committee intends to make an Adverse Recommendation Change; (B) the Transaction Committee attaches to such notice the proposed transaction agreements and the identity of the Third Party making such Superior Proposal; (C) during the Notice Period, if requested (orally or in writing) by Parent, the Transaction Committee has engaged, and has directed its Representatives to engage, in negotiations with Parent in good faith (to the extent Parent desires to negotiate) to amend this Agreement in such a manner that such Superior Proposal ceases to constitute a Superior Proposal; and (D) following the Notice Period, the Transaction Committee shall have considered in good faith any proposed amendments to this Agreement and determined in good faith, after consultation with its outside legal counsel and financial advisors of nationally recognized reputation, taking into account any changes to this Agreement made or proposed in writing by Parent, that such Superior Proposal continues to constitute a Superior Proposal and the failure of the Transaction Committee to make an Adverse Recommendation Change in connection with such Superior Proposal is reasonably likely to be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law; provided, however that with respect to any applicable Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such Superior Proposal shall require a new written notice by the

Transaction Committee and a new Notice Period (except that the Notice Period shall be reduced to forty-eight (48) hours, or if there are less than forty-eight (48) hours prior to the Company Stockholder Meeting, as much notice as is reasonably practicable), and no such Adverse Recommendation Change in connection with such Superior Proposal may be made during any Notice Period.

(iii)    Prior to (but not at any time from or after) obtaining the Company Stockholders Approval, the Transaction Committee or the Company Board may, if there has been an Intervening Event, make an Adverse Recommendation Change in connection with such Intervening Event if the Transaction Committee or the Company Board, as applicable, determines in good faith, after consultation with outside legal counsel and financial advisors of nationally recognized reputation that, in light of such Intervening Event, the failure of the Transaction Committee or the Company Board, as applicable, to take such action is reasonably likely to be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law; provided, however, the Transaction Committee and the Company Board shall not be entitled to effect an Adverse Recommendation Change in connection with an Intervening Event unless (A) the Company promptly notifies Parent, in writing at least three (3) Business Days before making an Adverse Recommendation Change, of the intention of the Transaction Committee or Company Board, as applicable, to take such action with respect to such Intervening Event, which notice shall include the facts underlying the Transaction Committee’s or the Company Board’s determination that an Intervening Event has occurred, and state the reasons that the Transaction Committee or the Company Board, as applicable, intends to make an Adverse Recommendation Change, in reasonable detail, (B) during such 3-Business Day period, if requested (orally or in writing) by Parent, the Company has engaged, and has directed its Representatives to engage, in negotiations with Parent in good faith (to the extent Parent desires to negotiate) to amend this Agreement in such a manner that an Adverse Recommendation Change is no longer warranted as a result of the Intervening Event, and (C) following such 3-Business Day period, the Transaction Committee or the Company Board, as applicable, shall have considered in good faith any proposed amendments to this Agreement and determined in good faith, after consultation with its outside legal counsel and financial advisors of nationally recognized reputation, taking into account any changes to this Agreement made or proposed in writing by Parent, that the failure of the Transaction Committee or the Company Board, as applicable, to make an Adverse Recommendation Change in connection with such Intervening Event is reasonably likely to be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law; provided, that the Company shall not be required to negotiate with Parent in connection with an Adverse Recommendation Change that the Company Board intends to effect in response to an Intervening Event if the Company has already negotiated with Parent in accordance with this Section 6.4(b)(iii) in connection with an Adverse Recommendation Change by the Transaction Committee in response to the same Intervening Event.

(iv)    In addition, nothing contained herein shall prevent the Transaction Committee or the Company Board from complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal or from making legally required disclosure so long as any action taken or statement made to so comply is consistent with this Section 6.4.

(c)    Required Notices. The Company and the Company Board shall not take any of the actions referred to in Section 6.4(b) unless the Company shall have first complied with the applicable requirements of this Section 6.4(c). The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or, if received by any of the Company’s Representatives, after the Company is informed by such Representative) of any Acquisition Proposal or of any inquiries or other communication regarding the making of an Acquisition Proposal, including the material terms and conditions of any such Acquisition Proposal and providing a copy, if applicable, of any written requests, proposals or offers, including proposed agreements, and the identity of the Person making (or inquiry or communications about) such Acquisition Proposal and its proposed financing sources, if any, and shall keep Parent reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such Acquisition Proposal. The Company shall also notify Parent promptly (but in no event later than 24 hours) after receipt by the Company of any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, personnel, books or records of the Company or any of its Subsidiaries by any Third Party that has informed the Company that it is considering making, or has made, an Acquisition Proposal. The Company shall also notify Parent promptly of the Company’s intention to take the actions set forth in clauses (A) or (B) of Section 6.4(b)(i). The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Third Party pursuant to this Section 6.4 subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 6.4.

(d)    Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (provided that, for the purposes of this definition, references to “15%” in the definition of Acquisition Proposal shall be deemed replaced with references to “50%”) that the Transaction Committee has determined in good faith, after considering the advice of its outside legal counsel and financial advisors of nationally recognized reputation and taking into consideration all of the applicable terms, conditions, impacts and all legal, financial, regulatory, fiduciary and other aspects of such Acquisition Proposal the Transaction Committee deems in good faith to be relevant, including, to the extent the Transaction Committee deems relevant, the identity of the Person making the Acquisition Proposal, financing and the status of any required financing relative to the Public Offering, regulatory approvals, stockholder litigation, termination fees, expense reimbursement provisions and the expected timing and risk and likelihood of consummation, (i) would result in a transaction more favorable, from a financial point of view, to the Company’s stockholders than the Merger provided hereunder (after taking into account and giving effect to any adjustments or amendment to this Agreement proposed by Parent) and (ii) is reasonably likely to be consummated in accordance with its terms (including, if there is any contingency relating to financing, that the contingency is reasonably likely to be satisfied).

(e)    The Company acknowledges and agrees that any violation of the restrictions set forth in this Section 6.4 by any Subsidiary or Representative of the Company shall be deemed to be a breach of this Section 6.4 by the Company.

SECTION 6.5.    Litigation.

(a)    The Company shall promptly advise Parent of any Action commenced or, to the Knowledge of the Company, threatened against or involving the Company, any of its Subsidiaries, any of their respective officers or directors, the Transaction Committee, or any Company Vessel, relating to this Agreement or the Transactions and shall keep Parent informed and consult with Parent regarding the status of such Action on an ongoing basis. The Company shall, and shall cause its Subsidiaries to, cooperate with and give Parent the opportunity to consult with respect to the defense or settlement of any such Action, and shall not agree to any settlement without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed.

(b)    Parent shall promptly advise the Company of any Action commenced or, to the Knowledge of Parent, threatened against or involving Parent or Merger Sub, any of their respective officers or directors, or any Parent Vessels, relating to this Agreement or the Transactions and shall keep the Company informed and consult with the Company regarding the status of the Action on an ongoing basis. Parent shall cooperate with and give the Company the opportunity to consult with respect to the defense or settlement of any such Action and shall not agree to any settlement without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

SECTION 6.6.    Takeover Provisions. If any Takeover Statute or similar provision contained in the Company Charter Documents shall become or is deemed to be applicable to the Transactions after the date of this Agreement, each of the Company, Parent and Merger Sub and the respective members of their boards of directors and the Transaction Committee shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate if possible, and otherwise to minimize, the effects of such Takeover Statute, or such similar provision contained in Company Charter Documents, as applicable, on the Transactions.

SECTION 6.7.    Preferred Stock. On the date of this Agreement, the Company shall submit to the Company Preferred Shareholders the “Redemption Notice” required under Section 7 of the Statement of Designation of the Company filed with the Registrar of Corporations of the Republic of the Marshall Islands on November 23, 2016 setting out the parties’ intention to redeem all outstanding shares of Company Series A Preferred Stock at the Effective Time in accordance with the terms of this Agreement and such Statement of Designation.

SECTION 6.8.    Resignation of Company Officers and Directors. To the extent requested in writing by Parent no less than five (5) Business Days prior to the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent at to the Closing written resignations of each officer, director and manager of the Company and its Subsidiaries, which resignations shall be effective as of, and subject to the occurrence of, the Effective Time.

SECTION 6.9.    Shareholder Agreements. On or prior to the Effective Time, the Company shall use its reasonable best efforts to cause the other parties to the Company Shareholders Agreement to take such actions as are necessary to terminate the Company Shareholders Agreement in its entirety, effective as of the Effective Time (other than the confidentiality provisions set forth in Section 1(d) therein which shall survive the termination thereof).

SECTION 6.10.    Termination of Affiliated Contracts. At or prior to the Closing, the Company shall take all actions the Company is permitted to take under (and shall use its reasonable best efforts to cause its Affiliates to take all actions such Affiliates are permitted to take under) the Contracts set forth on Section 6.10 of the Company Disclosure Letter (the “Terminated Contracts”) to terminate such Contracts, effective as of the Effective Time, or amend such Contracts so as to eliminate any further liability or obligation of the Company or its Subsidiaries thereunder arising after the Effective Time, and shall provide to Parent evidence of such termination or amendment.

SECTION 6.11.    Notices. With respect to each Company Vessel that is entered into a pool, the Company shall, and shall cause each of its Subsidiaries that is a party to a pool agreement to, on the date of this Agreement deliver notice (in a form reasonably satisfactory to Parent) to the applicable pool management company to withdraw such Company Vessel from such pool in ninety (90) days, plus or minus thirty (30) days, in accordance with the terms of such pool agreement. In addition, with respect to each Company Vessel, upon the request of Parent on any date between the date hereof and the Closing, the Company shall (and shall cause its Subsidiaries to) immediately give notice to terminate the technical management agreement applicable to such Company Vessel as of the earliest possible date permitted by such agreement.

SECTION 6.12.    Additional Matters. Following the date of this Agreement, the Company shall, and shall cause its Affiliates to, take the actions set forth on Section 6.12 of the Company Disclosure Letter.

ARTICLE VII

COVENANTS OF PARENT

SECTION 7.1.    Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

SECTION 7.2.    Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)    For six years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company or any Company Subsidiary (each, together with such person’s heirs, executors or administrators, an “Indemnified Person”) against any costs or expenses (including, subject to receipt of any undertaking required by applicable Law, advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Person), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action arising out of or pertaining to the fact that the Indemnified Person is or was an officer or director of the Company or any Company Subsidiary, whether asserted or claimed prior to, at or after the Effective Time to the fullest extent permitted by the MIBCA or any other applicable Law or provided under the Company Charter Documents in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law. Parent and the Surviving Corporation shall reasonably cooperate with the Indemnified Person in the defense of any such Action.

(b)    For a period of no less than six (6) years after the Effective Time, Parent, to the fullest extent permitted under applicable Law, shall cause to be maintained in effect the provisions in the Company Group Charter Documents of the Surviving Corporation and each Subsidiary of the Company (or in such documents of any successor to the business of the

Surviving Corporation) regarding exculpation, indemnification and advancement of expenses in effect as of immediately prior to the Effective Time or in any agreement, a complete copy of which agreement has been provided by the Company to Parent prior to the date of this Agreement, to which the Company or any of its Subsidiaries is a party, in each case in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Corporation’s articles of incorporation set forth in Exhibit A or in the other Company Group Charter Documents or any such agreement in any manner that would adversely affect the rights thereunder of any individual who immediately before the Effective Time was an Indemnified Person; provided, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(c)    Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to either (i) continue to maintain in effect for a period of no less than six (6) years after the Effective Time the Company’s directors’ and officers’ insurance policies (the “D&O Insurance”) in place as of the date of this Agreement or (ii) purchase comparable D&O Insurance for such six (6)-year period from a carrier with comparable or better credit ratings to the Company’s existing directors’ and officers’ insurance policies, in each case, with coverage for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable (in the aggregate) to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time; provided, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an aggregate premium amount in excess of 250% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.2(c) of the Company Disclosure Letter (the “Premium Cap”); provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding the Premium Cap. At the Company’s option, the Company may purchase, prior to the Effective Time, a prepaid “tail policy” for a period of no more than six (6) years after the Effective Time with coverage for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time, in which event Parent shall cease to have any obligations under the first sentence of this Section 7.2(c); provided, that the aggregate premium for such policies shall not exceed the Premium Cap. In the event the Company elects to purchase such a “tail policy,” the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail policy” in full force and effect and continue to honor its obligations thereunder.

(d)    If either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, succeed to or assume the applicable obligations of such party set forth in this Section 7.2.

(e)    The rights of each Indemnified Person under this Section 7.2 shall be in addition to any rights such Person may have under the Company Group Charter Documents, under the MIBCA or any other applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

SECTION 7.3.    Stock Exchange Listing. Parent shall use its reasonable best efforts to take all actions, and do all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to ensure that the shares of Parent Common Stock comprising the Aggregate Merger Consideration are listed on the NYSE prior to or as of the Effective Time, and the Company shall cooperate with Parent with respect to such approval.

SECTION 7.4.    Parent Public Offering. The Company acknowledges that Parent is in the process of registering an underwritten public offering of shares of Parent Common Stock under the Securities Act on terms reasonably acceptable to Parent, subject to market conditions and the sole discretion of the Parent Board or committee thereof, pursuant to which the aggregate gross proceeds to be received by Parent shall not be greater than $200 million (excluding any exercise of customary over-allotment options granted to underwriters in connection therewith; provided, that the aggregate gross proceeds to be received by Parent pursuant to any such over-allotment options shall not be greater than $30 million) (such offering, on the terms described in this sentence, the “Public Offering”). The Company shall use its reasonable best efforts to furnish to Parent all information concerning the Company and its Affiliates to be included in the Public Offering marketing materials and other Parent Disclosure Documents relating to such Public Offering unless such information has been provided on or prior to the date hereof, and shall provide such other assistance, in each case as may be reasonably requested by Parent or the relevant underwriters in connection with such Public Offering. Parent shall provide PJT Partners LP, as the Company’s financial advisor, with periodic communications regarding the status and timing of such Public Offering. If any event occurs with respect to the Company, or any change occurs with respect to information supplied by the Company for inclusion in the Parent Disclosure Documents relating to such Public Offering, in each case which is required by applicable Law to be described in an amendment of, or a supplement to, such Parent Disclosure Documents so that such documents would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company shall promptly notify Parent of such event or information, and Parent and the Company shall cooperate in the prompt (as the context may require) preparation and furnishing of any necessary amendment or supplement for inclusion in such Parent Disclosure Documents and, as required by applicable Law, in disseminating the information contained in such Parent Disclosure Documents to the applicable recipients thereof (if necessary). Parent shall not be responsible for any delay in the Public Offering or in furnishing any such amendment or supplement to such Parent Disclosure Documents to the applicable recipients thereof to the extent such delay arises from the Company’s review, after the date of this Agreement, of such amendment or supplement or Parent’s prompt and good faith consideration and incorporation of any comments to such amendment or supplement proposed by the Company or the Company’s auditors after the date of this Agreement.

ARTICLE VIII

COVENANTS OF PARENT AND THE COMPANY

SECTION 8.1.    Proxy Statement; Registration Statement; Company Stockholders Meeting.

(a)    As soon as reasonably practicable but no later than five (5) Business Days following the date of this Agreement, Parent and the Company shall jointly prepare, and Parent shall file with the SEC a registration statement on Form F-4 to register, under the 1933 Act, the shares of Parent Common Stock issuable in the Merger (together with all amendments supplements and exhibits thereto, the “Registration Statement”), which shall include a prospectus with respect to the shares of Parent Common Stock issuable in the Merger and a proxy statement to be sent to the stockholders of the Company (and, to the extent applicable, the holders of any outstanding Company Stock Options or Company RSUs) relating to the Company Stockholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”); provided, that the filing of the Registration Statement and Proxy Statement more than five (5) Business Days following the date of this Agreement shall not be deemed a breach of this Section 8.1(a) to the extent such delay resulted from the Company’s review of the Registration Statement or Parent’s prompt and good faith consideration and incorporation of any comments thereto proposed by the Company. Parent and the Company shall use their respective reasonable best efforts to cause the Registration Statement to be declared effective under the 1933 Act as soon as reasonably practicable after such filing. The Company shall use its reasonable best efforts furnish to Parent all information concerning the Company and its Affiliates to be included in the Registration Statement and the Proxy Statement and requested by Parent no later than two (2) Business Days following the date of such request, and shall provide such other assistance, in each case as may be reasonably requested by Parent in connection with the preparation, filing and distribution of the Registration Statement and the Proxy Statement, and the Registration Statement. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company and Parent shall (i) provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), and (ii) consider in good faith all comments reasonably proposed by the other within a reasonable time after having been provided such document or response for its review. Parent shall advise the Company, promptly after receiving notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, or of any request by the SEC for amendment of the Registration Statement or Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(b)    If prior to the Company Stockholders Meeting, any event occurs with respect to Parent, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement or Registration Statement, in each case which is required by applicable Law to be described in an amendment of, or a supplement to, the Proxy Statement or

Registration Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Parent shall promptly notify the Company of such event or information, and the Company and Parent shall cooperate in the prompt, and in any event within the earlier of (i) three (3) Business Days following the receipt of such notice and (ii) the date of the Company Stockholders Meeting, preparation and furnishing to the SEC of any necessary amendment or supplement to the Proxy Statement or Registration Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders (and, to the extent applicable, the holders of any outstanding Company Stock Options or Company RSUs); provided, that any delay in furnishing any such amendment or supplement to the SEC following the receipt of any such notice shall not be deemed a breach of this Section 8.1(b) by either party to the extent such delay resulted from the other party’s review of the amendment or supplement or the prompt and good faith consideration and incorporation of any comments thereto proposed by such other party. Nothing in this Section 8.1(b) shall limit the obligations of any party under Section 8.1(a).

(c)    If prior to the Company Stockholders Meeting, any event occurs with respect to the Company or any of its Subsidiaries, any Acquisition Proposal is received by the Company or any Adverse Recommendation Change is made in connection with an Acquisition Proposal or Intervening Event as permitted by Section 6.4(b), or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or Registration Statement, in each case which is required by applicable Law to be described in an amendment of, or a supplement to, the Proxy Statement or Registration Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company shall promptly notify Parent of such event, and the Company and Parent shall reasonably cooperate in the prompt, and in any event within the earlier of (i) three (3) Business Days following the happening of such event requiring an amendment or supplement and (ii) the date of the Company Stockholders Meeting, preparation and furnishing to the SEC of any necessary amendment or supplement to the Proxy Statement or Registration Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders (and, to the extent applicable, the holders of any outstanding Company Stock Options or Company RSUs); provided that any delay in furnishing any such amendment or supplement to the SEC following such event shall not be deemed a breach of this Section 8.1(c) by either party to the extent such delay resulted from the other party’s review of the amendment or supplement or the prompt and good faith consideration and incorporation of any comments thereto proposed by such other party. Nothing in this Section 8.1(c) shall limit the obligations of any party under Section 8.1(a).

(d)    No amendment or supplement to the Registration Statement or the Proxy Statement will be made by Parent or the Company without the approval of the other party hereto, which approval shall not be unreasonably withheld, conditioned or delayed; provided, that the Company, in connection with an Adverse Recommendation Change made in compliance with the terms hereof may amend or supplement the Proxy Statement (including by incorporation by reference) pursuant to an amendment or supplement (including by incorporation by reference) to the extent it contains (i) an Adverse Recommendation Change, (ii) a statement of the reason of the Transaction Committee for making such an Adverse Recommendation Change, and (iii) additional information reasonably related to the foregoing.

(e)    The Company shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of the stockholders (the “Company Stockholders Meeting”) for the sole purpose of seeking the Company Stockholders Approval, and shall not submit any other proposals in connection with such Company Stockholders Meeting without the prior written consent of Parent; provided that the Company (i) shall cause the Proxy Statement to be mailed to the Company’s stockholders (and, to the extent applicable, the holders of any outstanding Company Stock Options or Company RSUs) no later than two (2) Business Days after the Registration Statement is declared effective under the 1933 Act, and (ii) shall use its reasonable best efforts to hold the Company Stockholders Meeting on the fifteenth (15) calendar day following the first mailing of the Proxy Statement to the Company’s stockholders (or if such day is not a Business Day, on the next succeeding Business Day). Subject to Section 6.4(b), the Company shall use its reasonable best efforts to solicit the Company Stockholders Approval. The Transaction Committee and the Company Board shall recommend to the Company Common Shareholders that they give the Company Stockholders Approval and shall include such recommendation in the Proxy Statement, except to the extent that the Transaction Committee or the Company Board shall have made an Adverse Recommendation Change as permitted by Section 6.4(b). The Company agrees that its obligations to hold the Company Stockholders Meeting pursuant to this Section 8.1 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal, the occurrence of any Intervening Event or by the making of any Adverse Recommendation Change. The Company shall not adjourn or postpone the Company Stockholders Meeting without the prior written consent of Parent; provided, that the Company shall have the right to adjourn or postpone the Company Stockholders Meeting if: (i) after consultation with Parent, for a single period not to exceed ten (10) Business Days from the date on which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholders Approval; (ii) on the date on which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting; or (iii) after consultation with Parent, the failure to adjourn or postpone the Company Stockholders Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required amendment or supplement to the Proxy Statement to be timely provided to the holders of Company Common Stock (the period that the Company Stockholders Meeting is adjourned or postponed, the “Adjournment Period”) .

SECTION 8.2.    Regulatory and Other Undertakings.

(a)    Subject to the terms and conditions of this Agreement, the parties hereto shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents that are necessary, proper or advisable to consummate the Transactions, including certain Parent Disclosure Documents, (ii) obtaining and maintaining any approvals, consents, registrations, waivers, amendments, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Transactions; (iii) making any other submissions required in connection with the consummation of the Merger under the 1933 Act, the 1934 Act, the MIBCA, applicable state or federal securities Laws or the NYSE or NOTC rules and regulations, and (iv) taking or causing to be taken all other actions necessary, proper or advisable consistent with this Section 8.2 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations under such Laws as soon as practicable; provided that the obligations set forth in this sentence shall not be deemed to have been breached as a result of actions by the Company or its Subsidiaries expressly permitted by Sections 6.4(b) or 8.1.

(b)    Notwithstanding anything in this Section 8.2 or otherwise in this Agreement, none of Parent, Merger Sub or the Company shall be required or permitted, without the prior written consent of Parent, to consent to any requirement, condition, limitation, understanding, agreement or order of a Governmental Authority (x) to sell, divest, license, assign, transfer, hold separate or otherwise dispose of any portion of the assets or business of the Company, the Surviving Corporation, Parent or Merger Sub, or any of their respective Subsidiaries, or (y) that limits the freedom of action with respect to, or ability to retain, any of the businesses, services, or assets of the Company, the Surviving Corporation, Parent or Merger Sub or any of their respective Subsidiaries, in order to be permitted by such Governmental Authority to consummate the Transactions.

SECTION 8.3.    Certain Filings. The parties hereto shall cooperate with one another (i) in connection with the preparation of the Registration Statement, the Proxy Statement or any other Parent Disclosure Documents (including with respect to the Public Offering), (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any contracts, in connection with the consummation of the Transactions, and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Registration Statement, the Proxy Statement or any other Parent Disclosure Documents (including with respect to the Public Offering) and seeking timely to obtain any such actions, consents, approvals or waivers. No party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority without the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld, delayed or conditioned.

SECTION 8.4.    Public Announcements. Subject to Section 6.4, the Company and Parent shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the Transactions and neither the Company, Parent nor any of their Affiliates shall issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of Parent (in the case of the Company and its Affiliates) or the Company (in the case of Parent and its Affiliates), which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, (a) the parties hereto each hereby consent to the filing of Parent’s Form 6-K on the date of this Agreement in the form previously provided by Parent to the Company, and to the filing, furnishing, distribution or dissemination of any Parent Disclosure Documents by Parent, and (b) that nothing herein will prohibit the making of any public statement or press release (x) by Parent to the extent required by the relevant underwriters in connection with the Public Offering or (y) by a party to the extent that in the judgment of such party upon the advice of its outside counsel such public statement or press release is required by applicable Law or any listing agreement with or rule of any national securities exchange or association, in which case, the party making such public statement or press release will, if practicable in the circumstances, use reasonable commercial efforts to allow the other parties reasonable time to comment on such public statement or press release in advance of its issuance.

SECTION 8.5.    Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

SECTION 8.6.    Stock Exchange De-listing. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NOTC to enable the de-listing by the Surviving Corporation of the shares of Company Common Stock from the NOTC as promptly as practicable on or after the Effective Time, and in any event no more than ten days thereafter.

SECTION 8.7.    Notices of Certain Events. Prior to the Effective Time or the earlier termination of this Agreement in accordance with Section 10.1, each of the Company and Parent shall promptly notify the other if to the Knowledge of the Company or the Knowledge of Parent, as the case may be:

(a)    any written notice or other written communication is received from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Transactions;

(b)    any written notice or other written communication is received from any Governmental Authority in connection with the Transactions;

(c)    any action, suit, claim, investigation or proceeding is commenced or, to the Knowledge of the Company or the Knowledge of Parent, as the case may be, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Company Vessels or Parent and any of its Subsidiaries or Parent Vessels, as applicable, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement;

(d)    any inaccuracy of any representation or warranty of such party contained in this Agreement at any time during the term hereof that could reasonably be expected to cause any of the conditions set forth in Article IX not to be satisfied;

(e)    any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder occurs that would or would reasonably be expected to cause any of the conditions set forth in Article IX not to be satisfied; and

(f)    any event occurs that has had a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

Notwithstanding the foregoing, the failure by a party hereto to comply with this Section 8.7 shall not constitute a breach or noncompliance of a covenant by such party for determining the satisfaction of the conditions set forth in Section 9.2(c) or Section 9.3(c).

SECTION 8.8.    Transfer Taxes. The parties to this Agreement shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the Transactions (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Effective Time, Parent shall pay or cause to be paid all Transfer Taxes.

ARTICLE IX

CONDITIONS TO THE MERGER

SECTION 9.1.    Conditions to Obligations of Each Party. The respective obligations of each party hereto to effect the Merger are subject to the satisfaction of the following conditions:

(a)    no applicable Law preventing or prohibiting the consummation of the Merger shall be in effect;

(b)    the Company Stockholders Approval shall have been obtained;

(c)    (i) the Registration Statement shall have become effective under the 1933 Act and shall not be the subject of any stop order suspending the effectiveness thereof or any proceedings seeking any such stop order; and (ii) the shares of Parent Common Stock included in the Aggregate Merger Consideration shall have been approved for listing on NYSE, subject to the completion of the Merger;

(d)    the Additional Director shall have been appointed to the Parent Board, effective as of the Closing; and

(e)    the Public Offering shall have been consummated.

SECTION 9.2.    Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are further subject to the satisfaction or waiver by Company of the following conditions:

(a)    (i) the representations and warranties of Parent and Merger Sub contained in Section 5.11(a)(ii) shall be true and correct in all respects as of the Closing Date as if made at and as of the Closing Date, (ii) the representations and warranties of Parent and Merger Sub contained in the first sentence of Section 5.1, Section 5.2(a), Section 5.4(a), the first sentence of Section 5.4(b) and Section 5.15 of this Agreement shall be true and correct (except for de minimis exceptions) as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct (except for de minimis exceptions) as of such other time), (iii) the representations and warranties of Parent and Merger Sub contained in the second and third sentences of Section 5.4(b), Section 5.4(c), Section 5.4(d), Section 5.5(a), Section 5.5(c) (excluding the last sentence thereof), Section 5.5(d), Section 5.12, Section 5.13 and Section 5.18 of this Agreement (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), and (iv) all of the other representations and warranties of Parent and Merger Sub contained in this Agreement or in any certificate or other writing delivered by Parent pursuant hereto (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except (x) to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time or (y) where the failure of such representations and warranties to be so true and correct would not have a Parent Material Adverse Effect);

(b)    Parent and Merger Sub shall have performed and complied with in all material respects all of the covenants and obligations required to be performed or complied with by them under this Agreement on or prior to the Closing Date; and

(c)    Parent shall have delivered to the Company as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Parent to the effect that the conditions set forth in clauses (a) and (b) of this Section 9.2 have been satisfied as of the Closing Date.

SECTION 9.3.    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger is further subject to the satisfaction or waiver by Parent of the following conditions:

(a)    (i) the representations and warranties of the Company contained in Section 4.11(a)(ii) of this Agreement shall be true and correct in all respects as of the Closing

Date as if made at and as of the Closing Date, (ii) the representations and warranties of the Company contained in the first sentence of Section 4.1, Section 4.2(a), Section 4.4(a), the first sentence of Section 4.4(c) and Section 4.22 of this Agreement shall be true and correct (except for de minimis exceptions) as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct (except for de minimis exceptions) as of such other time), (iii) the representations and warranties of the Company contained in the second, third and fourth sentences of Section 4.4(c), Section 4.4(d), Section 4.4(e), Section 4.5(a), Section 4.5(c) (excluding the last sentence thereof), Section 4.5(d), Section 4.6(a), Section 4.14, Section 4.19 and Section 4.25 of this Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), and (iv) all of the other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except (x) to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time or (y) where the failure of such representations and warranties to be so true and correct would not have a Company Material Adverse Effect);

(b)    all of the consents and waivers set forth on Section 9.3(b) of the Company Disclosure Letter shall be in full force and effect on the Closing Date;

(c)    the Company shall have performed and complied with in all material respects with each of the covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date;

(d)    the Company shall have delivered to Parent as of the Closing Date a certificate, dated as of such date, executed by an executive officer of the Company to the effect that the conditions set forth in clauses (a) and (c) of this Section 9.3 have been satisfied;

(e)    the Company Shareholder Agreement and each Terminated Contract shall have been terminated effective as of the Effective Time (or, in the case of any Terminated Contract, amended so as to eliminate any further liability or obligation of the Company or its Subsidiaries thereunder arising after the Effective Time), and the Company shall have provided to Parent evidence of the foregoing.

SECTION 9.4.    Frustration of Closing Conditions. Neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 9.1, Section 9.2 or Section 9.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 8.2 or Section 8.5.

ARTICLE X

TERMINATION; AMENDMENT; WAIVER

SECTION 10.1.    Termination. This Agreement may be terminated at any time prior to the Effective Time (notwithstanding the receipt of the Company Stockholders Approval) as follows; provided that approval of the Transaction Committee shall be necessary for termination by the Company and the Transaction Committee may prosecute any action related to this Agreement on behalf of the Company:

(a)    by mutual written agreement of the Company and Parent; or

(b)    by either the Company or Parent, if:

(i)    the Effective Time shall not have occurred on or before July 7, 2017 (the “End Date”); provided, that if (A) the Company Stockholder Meeting shall not have occurred by such date and (B) all other conditions in Article IX (other than the conditions set forth in Section 9.1(b) and Section 9.1(c)) are satisfied or are capable of being satisfied by such date, then Parent or the Company may elect, by written notice to the other party, to extend the End Date to September 20, 2017; provided, further, that if the Company Stockholders Meeting shall have been adjourned or postponed in accordance with Section 8.1(e), the End Date will be extended by the Adjournment Period; provided, however, that the right to extend the End Date under this Section 10.1(b)(i) shall not be available to any party whose material breach of any covenants or agreements contained in this Agreement is the primary cause of the failure to consummate the Merger on or prior to the End Date; provided, further, however, that if the party terminating this Agreement is in material breach of any covenants or agreements contained in this Agreement and such material breach is the primary cause of the failure to consummate the Merger on or prior to the End Date, then the terminating party shall remain fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such material breach; or

(ii)    the Company Stockholders Approval shall not have been obtained after a vote of the Company’s stockholders has been taken and completed at the duly convened Company Stockholders Meeting or at any adjournment or postponement thereof; or

(iii)    there shall be any applicable Law that prohibits the Company, Parent, or Merger Sub from consummating the Merger and such prohibition shall have become final and nonappealable; or

(c)    by Parent, if:

(i)    an Adverse Recommendation Change shall have occurred;

(ii)    prior to the taking of a vote to adopt this Agreement at the Company Stockholders Meeting or at any adjournment or postponement thereof, the Company shall have intentionally and materially breached any of the covenants or obligations under

Section 6.4 (the parties acknowledging that the Company shall be deemed to have intentionally and materially breached such covenants or obligations if an Acquisition Proposal arises from an intentional breach or violation of Section 6.4(a));

(iii)    prior to the receipt of the Company Stockholder Approval, the Transaction Committee or the Company Board fails publicly to reaffirm its recommendation of this Agreement or the Merger within ten (10) Business Days of an Acquisition Proposal being publicly announced (with 50% being substituted for references to 15% in the definition thereof for the purposes of this Section 10.1(c)(iii));

(d)    by the Company, if within seven (7) Business Days following the public announcement of the execution of this Agreement (the “Pricing Period”), the Public Offering has not been priced by Parent, subject only to customary “T+3” settlement; provided, that the Company shall only have the right to terminate this Agreement pursuant to this Section 10.1(d) during the period beginning on the expiration of the Pricing Period and ending on the fifth (5th) Business Day thereafter; provided, further that if (i) the Company breaches any representations, warranties, covenants or agreements contained in this Agreement, (ii) such breach results in (A) the information in the Parent Disclosure Documents relating to the Public Offering containing an untrue statement of a material fact or omitting to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (B) the Company’s auditors not providing a customary comfort letter at the pricing of the Public Offering consistent with the circled request made prior to pricing, the Company’s auditors withdrawing such comfort letter prior to the pricing of the Public Offering, or the Company’s auditors not providing customary consent to incorporate the Company’s financial information into the Parent Disclosure Documents relating to the Public Offering, and (iii) the circumstances described in clauses (ii) are the primary cause of Parent’s failure to price such a Public Offering, then the Pricing Period shall be extended until the second Business Day after, in the case of clause (ii)(A), the misstatement or omission in the Parent Disclosure Documents relating to the Public Offering has been corrected through a supplement or amendment, and in the case of clause (ii)(B), the Company’s auditor provides a customary comfort letter or consent, as applicable (or in either case, such breach is cured or waived in all material respects);

(e)    by the Company, (i) if Parent and Merger Sub shall have breached or failed to perform any of its covenants or obligations set forth in this Agreement, or (ii) if any representation or warranty of Parent and Merger Sub shall have become untrue, in each case of clauses (i) and (ii), which breach or failure to perform or to be true, individually or in the aggregate, has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 9.2(a) or Section 9.2(c) (such circumstance, a “Material Parent Breach”), and such Material Parent Breach cannot be or, to the extent curable by Parent or Merger Sub, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to Parent of such breach or failure; provided, that if such breach or failure to perform is capable of being cured by Parent by the End Date, such twenty (20) day period shall be extended until the second Business Day prior to the End Date solely to the extent during such period Parent is using its reasonable best efforts to cure such breach or failure to perform; provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this paragraph if the Company is then in breach of any of its covenants or agreements set forth in this Agreement, which breach would result in the failure of any of the conditions set forth in Section 9.3(a) or Section 9.3(c); or

(f)    by Parent, (i) if the Company shall have breached or failed to perform any of its covenants or obligations set forth in this Agreement (other than its covenants and obligations under Section 6.4), or (ii) if any representation or warranty of the Company shall have become untrue, in each case of clauses (i) and (ii), which breach or failure to perform or to be true, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 9.3(a) or Section 9.3(c) (such circumstance, a “Material Company Breach”), and such Material Company Breach cannot be or, to the extent curable by the Company, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to Parent of such breach or failure; provided, that if such breach or failure to perform is capable of being cured by the Company by the End Date, such twenty (20) day period shall be extended until the second Business Day prior to the End Date solely to the extent during such period the Company is using its reasonable best efforts to cure such breach or failure to perform; provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this paragraph if Parent or Merger Sub is then in breach of any of its covenants or agreements set forth in this Agreement, which breach would result in the failure of any of the conditions set forth in Section 9.2(a) or Section 9.2(c).

The party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give written notice of such termination to the other parties.

SECTION 10.2.    Effect of Termination. If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the material breach by a party of its covenants and agreements hereunder or fraud, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. The provisions of this Section 10.2 and Article XI shall survive any termination hereof pursuant to Section 10.1.

ARTICLE XI

MISCELLANEOUS

SECTION 11.1.    Notices. All notices, requests and other communications to any party hereunder shall be in writing (including email transmission) and shall be given,

if to Parent or Merger Sub, to:

Scorpio Tankers Inc.

Le Millenium

9, Boulevard Charles III

98000 Monaco

Attention: Luca Forgione

Email: legal@scorpiogroup.net

with a copy to:

Seward & Kissel LLP

One Battery Park Plaza

New York, New York 10004

Attention: Edward S. Horton and Michael S. Timpone

Email: horton@sewkis.com and timpone@sewkis.com

if to the Company, to:

Navig8 Product Tankers Inc.

2nd Floor, Kinnaird House

1 Pall Mall East, London SW1Y 5AU

Attention: Daniel Chu

Email: daniel@navig8group.com

with a copy to:

Navig8 Product Tankers Inc.

230 Park Avenue, 10th Floor, Suite 128

New York, New York 10169

Attention: Transaction Committee

Email: Navig8TC@Wlrk.com

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Steven A. Cohen

Email: SACohen@WLRK.com

or to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

SECTION 11.2.    Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

SECTION 11.3.    Amendments and Waivers.

(a)    Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) any such amendment or waiver on behalf of the Company shall require the approval of the Transaction Committee, and (ii) after the Company Stockholders Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under the MIBCA unless such amendment is subject to stockholder approval.

(b)    No waiver shall be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

SECTION 11.4.    Expenses.

(a)    General. Except as expressly otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs or expenses.

(b)    Termination Fee.

(i)    If this Agreement (A) is terminated by Parent pursuant to Section 10.1(c), (B) is terminated by the Company or Parent pursuant to Section 10.1(b)(i) and at such time Parent could have terminated this Agreement pursuant to Section 10.1(c), (C) is terminated by the Company or Parent pursuant to Section 10.1(b)(ii), or (D) is terminated by the Company or Parent pursuant to Section 10.1(b)(i) and at such time Parent could have terminated this Agreement pursuant to Section 10.1(b)(ii), then the Company shall pay to Parent in immediately available funds the Termination Fee, in the case of a termination by Parent, within two Business Days after such termination and, in the case of a termination by the Company, at the time of such termination. “Termination Fee” means, (1) with respect to a termination pursuant to the foregoing clauses (A) or (B), $10,000,000 in cash, and (2) with respect to a termination pursuant to the foregoing clauses (C) or (D), $2,500,000 in cash.

(ii)    If (A) this Agreement is terminated (x) by Parent pursuant to Section 10.1(f)(i), (y) by the Company or Parent pursuant to Section 10.1(b)(ii) or (z) by the Company or Parent pursuant to Section 10.1(b)(i) and at such time Parent could have terminated this Agreement pursuant to Section 10.1(b)(ii) or Section 10.1(f)(i), (B) at any time after the date of this Agreement and (I) in the case of a termination pursuant to Section 10.1(f)(i), or pursuant to Section 10.1(b)(i) at such time that Parent could have terminated this Agreement pursuant to Section 10.1(f)(i), prior to the applicable breach an Acquisition Proposal (with 50% being substituted for references to 15% in the definition thereof for the purposes of this Section 11.4(b)(ii)) shall have been made and shall not have been withdrawn, or (II) in the case of a termination pursuant to Section 10.1(b)(ii), or pursuant to Section 10.1(b)(i) when at such time Parent could have terminated this Agreement pursuant to Section 10.1(b)(ii), prior to the taking of a vote to adopt this Agreement at the Company Stockholders Meeting or at any adjournment or postponement thereof, an Acquisition Proposal shall have been made and shall not have been withdrawn (with 50% being substituted for references to 15% in the definition thereof for the purposes of this Section 11.4(b)(ii)) and (C) prior to the first anniversary of the date of such termination, the Company enters into a definitive agreement with respect to any Acquisition Proposal or any Acquisition Proposal shall have been consummated, then the Company shall pay to Parent a fee in the amount of $10,000,000 (the “Tail Fee”) (less any payment made by the Company pursuant to Section 11.4(b)(i)) in immediately available funds within two Business Days after the occurrence of the last of the events described in clauses (A), (B) and (C) of this Section 11.4(b)(ii).

(c)    Other Costs and Expenses. The Company acknowledges that the agreements contained in this Section 11.4 are an integral part of the Transactions and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay any amount due to Parent on or prior to the date such amounts are due pursuant to this Section 11.4, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amount due pursuant to this Section 11.4, the Company shall also pay any costs and expenses (including reasonable attorneys’ fees and expenses) incurred by Parent or Merger Sub in connection with a legal action or proceeding to enforce the obligations to pay the Termination Fee or Tail Fee that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A., in effect on the date such amounts were originally due hereunder, from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

(d)    Parent and Merger Sub agree that, upon any valid termination of this Agreement in accordance with the terms herein under circumstances where the Tail Fee (or Termination Fee if that is the amount payable and no payment could be payable under Section 11.4(b)(ii)) is payable by the Company pursuant to this Section and such Tail Fee (or Termination Fee) is received in full, Parent and Merger Sub shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Merger Sub shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the Transactions. In no event will the Company be required to (i) pay the Termination Fee to the other Party on more than one occasion or (ii) pay the Tail Fee to the other Party on more than one occasion.

SECTION 11.5.    Exhibits; Disclosure Letters. All Exhibits annexed hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. References to this Agreement shall include the Company Disclosure Letter and the Parent Disclosure Letter. The parties hereto agree that any reference in a particular Section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the corresponding Section of this Agreement and any other representations and warranties that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face. The mere inclusion of an item in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item would have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable or establish any standard of materiality to define further the meaning of such terms for purposes of this Agreement.

SECTION 11.6.    Waiver. Subject to Section 11.3 hereof, at any time prior to the Effective Time, whether before or after the Company Stockholders Meeting, Parent (on behalf of itself and Merger Sub) may (a) extend the time for the performance of any of the covenants, obligations or other acts of the Company, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements or covenants of the Company or with any conditions to its own obligations. Any agreement on the part of Parent (on behalf of itself and Merger Sub) to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of Parent by its duly authorized officer. Subject to Section 11.3 hereof, at any time prior to the Effective Time, whether before or after the Company Stockholders Meeting, the Company may (a) extend the time for the performance of any of the covenants, obligations or other acts of Parent or Merger Sub, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements or covenants of Parent or Merger Sub or with any conditions to its own obligations. Any agreement on the part of the Company to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of the Company by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

SECTION 11.7.    Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except (a) to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to the Merger and (b) all matters relating to the fiduciary duties of the Company Board and the Transaction Committee shall be subject to the laws of the Republic of the Marshall Islands.

SECTION 11.8.    Jurisdiction. EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY

FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

SECTION 11.9.    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 11.10.    No Third Party Beneficiaries. Except as provided in Section 7.2 (which provisions are intended to be for the benefit of the Persons referred to therein, and may be enforced by any such Person), the parties hereto hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties.

SECTION 11.11.    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 11.12.    Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The parties hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.

SECTION 11.13.    Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

SECTION 11.14.    Construction. The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

SECTION 11.15.    Binding Effect; Benefit; Assignment.

(a)    The provisions of this Agreement shall be binding upon and, except as provided in Section 7.2, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.2, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b)    No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement after the Effective Time to any Affiliate of Parent or such Merger Sub; provided, that no such assignment shall relieve Parent of any obligations under this Agreement. Any purported assignment without such prior written consents shall be void.

SECTION 11.16.    Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

SECTION 11.17.    Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

SCORPIO TANKERS INC.

By:	/s/ Brian M. Lee
	Name:	Brian M. Lee
	Title:	Chief Financial Officer

STI MERGER SUBSIDIARY COMPANY LIMITED

By:	/s/ Brian M. Lee
	Name:	Brian M. Lee
	Title:	Secretary

NAVIG8 PRODUCT TANKERS INC.

By:	/s/ Nicolas Busch
	Name:	Nicolas Busch
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]